PE 3-31-02

02024687

SEC MAIL PROCESSING RECEIVED APR 10 2002 WASH, D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
APR 15 2002
P THOMSON FINANCIAL

For the month of March, 2002

FARGO FOOD COMPANY S.A.
(Translation of Registrant's name into English)

ARGENTINE BREAD PRODUCTION S.A.
(Translation of Registrant's name into English)

ENICOR SOCIEDAD ANÓNIMA

CAPITAL FOODS S.A.

Ruta Panamericana y M. Sastre
1618 – El Talar
Provincia de Buenos Aires,
Republic of Argentina
(Address of Principal Executive Office)

FRESH FOOD S.A.

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

COMPAÑÍA DE ALIMENTOS FARGO S.A. ("FARGO")

PANIFICACIÓN ARGENTINA S.A.

ENICOR SOCIEDAD ANÓNIMA

CAPITAL FOODS S.A.

FRESH FOOD S.A.

REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements of Fargo as of December 31, 2001 and 2000, and for the fiscal years ended December 31, 2001 and 2000, filed with *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) and *Comisión Nacional de Valores* (National Securities and Exchange Commission) on March 11, 2002.

Compañía de Alimentos Fargo S.A. and Subsidiaries

Free English translation of Consolidated Financial Statements as of December 31, 2001 and 2000, and for the fiscal years ended December 31, 2001 and 2000, with the CNV and the Buenos Aires Stock Exchange on March 11, 2002 (Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES

Financial Statements as of December 31, 2001 and 2000.

Table of Contents (1):

(1) Pursuant to General Resolution N° 368/01 of the Argentine and Exchange Commission for the purposes of filing with the Buenos Aires Stock Exchange.

Annual Report

To the Shareholders:

In compliance with legal provisions in force and those of the bylaws, we have pleasure in submitting for your consideration this Annual Report and the Balance Sheet of Compañía de Alimentos Fargo S.A. (the Company) as at December 31, 2001 and 2000, the Statements of Operations, Changes in Shareholders' Equity and Cash Flows, with their corresponding notes and schedules, for the fifth financial year commenced January 1, 2001 and ended December 31, 2001.

Furthermore, we submit to your consideration the Consolidated Balance Sheet of Compañía de Alimentos Fargo S.A. and its subsidiaries at December 31, 2001 and 2000, as well as the Statements of Consolidated Operations and Consolidated Cash Flows for the financial years ended December 31, 2001 and 2000, with their notes and consolidated schedules and the Consolidated Summary of Activities which is submitted as supplementary information.

Compañía de Alimentos Fargo S.A. is the principal industrial bakery in Argentina, established on October 3, 1997 as the result of a merger between Fargo S.A. - Pemsa S.A. - DACSA - Distribuidora Argentina de Comestibles S.A.I.C.F.A. - Compañía FEGOPRE de Valores Mobiliarios y Garantías S.A. and Gouguenheim S.A.

The Company produces and/or manufactures products such as sliced bread, buns, frozen products and others.

The Company sells its products throughout almost all Argentina, as well as in Uruguay through Enicor S.A., a subsidiary company.

2001 was a difficult year for the Argentine economy, which materially affected the level of sales by 4.0% in comparison to the previous year.

In spite of the drop in sales which has been felt on a country-wide level, the ultra-refrigerated product line increased by 14.7%. In Argentina, this type of product can be found mainly in supermarkets and it is expected that the market will continue to expand through other customer channels, which are showing a greater interest in changing their activities and offering this type of product, which would allow them to lower their operating costs and work in smaller spaces, with low operating wastage, making use of facilities requiring a low level of investment. This is a quality product line that offers fresh and tasty products at all times.

Operating expenses (cost of products sold and administration and marketing expenses) recorded an increase of 9.4 %.

The main factors that influenced the increase in operating expenses were:

- Higher costs for advertising and publicity, that amounted to $ 13.8 million in 2001, $ 3.2 million more than in the previous year. This increase is basically the result of the higher percentages of discounts to supermarkets under the new agreements signed with them as well as the broadcasting of the "**Fargo**" brand through the launching of a new commercial in mass media in order to return to addressing the customers, reaffirming the virtues of its products and the strength of the brand, which allows the Company to maintain its leadership on the market and generate greater sales.

- Expenses for taxes, rates and contributions increased by $ 0.5 million in comparison to fiscal 2000. This increase was mainly caused by a new tax on bank current account debits and credits that came into effect in April 2001.

- The charge for updating the allowance for bad debts recorded an increase of $ 1.4 million as a result of the prevailing economic situation.

The allowance for impairment of investment made in Establecimiento Elaborador de Alimentos Sacaan de Argentina SA is disclosed in the line "Extraordinary Results" as well as the allowance for the balances held there.

Additionally, on February 26, 2001, the National Committee for the Defense of Competition handed down a favorable resolution concerning the purchase of Fresh Food S.A., which is engaged in the manufacture and sale of bakery products and related products, with which the Company signed a share sale/purchase agreement for 100% of that company's share package.

This year an agreement was signed between Fresh Food S.A. and the Company, under which the latter will produce and sell its subsidiary's products under the "Fresh Food" brand. In consideration, the Company will pay a royalty on the net sales of the products sold under that brand.

Continuing with the policy of improving the IT systems that began in previous years, the optimization of the resources offered by the R/3 system of SAP is being analyzed in order to extract information for improved decision making and analysis of the business in every day events throughout the Company. We have also implemented:

- placement on internet of the corporate site
- implementation of Notes Workflow in order to automate the flow of information

Important investments were made in the ultra-refrigerated products plant, which are the result of the favorable forecasts our Company has regarding the behavior of the market in the demand for this type of product that has great potential for growth.

New projects are being permanently evaluated, both in the production and in the marketing areas. Our premise is that the mass consumption products which are manufactured with technology and efficiency have a greater demand and therefore a larger share of the local and international markets.

Special mention should be made of the fact that on May 3, 2001 the ISO (International Standard Organization) Licensor in Argentina has granted the Company its 9001-2000 version quality certificate to the ultra-refrigerated products plant in El Talar (Municipality of Tigre). This Licensor sets standards that can be applied to any production process or service, regardless of the product manufactured.

The ISO 9001-2000 standard is the version that specifies the different items that the Quality Management System must fulfill, based on complying with customer requirements and the continual search for improvement. The certificate is the act that formalizes and attests that the Quality Management System implemented is in accordance with the requirements of the norm.

Considering the prospects disclosed in the Consolidated Summary of Activities, the Company hopes that the internal situation of the country will be consolidated so as to be able to pull out from the recessive scenario which it is in.

We would again like to thank the Company personnel for their efforts and assistance throughout the year.

We are at your disposal for any clarification you may require.

Buenos Aires, March 8, 2002

THE BOARD OF DIRECTORS

Name of the Company:	**Compañía de Alimentos Fargo S.A.** ("The Company")
Corporate Domicile:	Av. del Libertador 602 - Piso 4° Capital Federal
Principal Activity:	Manufacturing and/or processing of foodstuff products, particularly bakery products.

Financial Statements

as of December 31, 2001 and 2000 and for the fiscal years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Registration date	
Of the By-laws:	October 3, 1997
Of latest amendments:	January 20, 1999
Registration number with the Corporation Control Authority:	11,377
Duration of the Company:	October 2, 2096
Name of the Majority Shareholder (Note 17):	**Fargo Holding (Gibraltar)**
Corporate Domicile:	10/8 International Commercial Centre Casemates Square - Gibraltar
Principal Activity:	Investments
Equity held by the Controlling Company (Note 17):	99.999997%
Percentage of votes held by the Controlling Company (Note 17):	99.999997%

COMMON STOCK STATUS (Note 17)			
Shares			Subscribed issued and paid up *(Pesos)*
Number of shares	Type of stock	No. of votes per share	
12,401,199	Ordinary, registered, non-endorsable with a face value of Ps. 10 each	1	124,011,990

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
as of December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

ASSETS	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current Assets		
Cash and banks (Note 5 and Schedule G)	3,304,797	2,513,682
Investments (Schedule D)	-	2,708,239
Accounts receivable, net (Notes 6 and 19 and Schedules E and G)	16,507,839	25,911,199
Other receivables (Notes 7, 18 and 19 and Schedule G)	2,691,064	4,679,801
Inventories, net (Note 8 and Schedule E)	2,915,368	3,550,944
Other assets (Note 9)	1,229,444	1,117,454
Total Current Assets	26,648,512	40,481,319
Non-Current Assets		
Accounts receivable, net (Notes 6 and 19 and Schedule E)	1,147,602	816,063
Other receivables (Notes 7 and 19 and Schedules E y G)	307,247	6,067,738
Investments (Schedules C and D)	153,534	10,195,428
Property, plant and equipment, net (Schedules A and G)	63,488,207	60,701,240
Intangible assets, net (Schedule B)	129,553,433	149,130,412
Other assets (Note 9)	2,089,318	2,689,216
Total Non-Current Assets	196,739,341	229,600,097
TOTAL ASSETS	223,387,853	270,081,416
LIABILITIES		
Current Liabilities		
Accounts payable (Notes 10 and 19 and Schedule G)	24,985,872	23,100,741
Short-term debt (Notes 11 and 19 and Schedule G)	19,057,233	13,291,924
Salaries and social security payable (Notes 12 and 19)	5,855,198	2,256,569
Taxes payable (Notes 13 and 19)	2,900,290	3,317,215
Other liabilities (Notes 14 and 19 and Schedule G)	6,836,924	1,022,658
Total Current Liabilities	59,635,517	42,989,107
Non-Current Liabilities		
Accounts payable (Notes 10 and 19 and Schedule G)	122,082	449,112
Long-term debt (Notes 11 and 19 and Schedule G)	138,000,000	146,500,000
Taxes payable (Notes 13 and 19)	6,164	18,491
Other liabilities (Notes 14 and 19 and Schedule G)	122,455	248,700
Provisions (Note 19 and Schedule E)	2,274,934	2,125,251
Total Non-Current Liabilities	140,525,635	149,341,554
TOTAL LIABILITIES	200,161,152	192,330,661
SHAREHOLDERS' EQUITY	23,226,701	77,750,755
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	223,387,853	270,081,416

The accompanying notes and schedules are an integral part of these consolidated financial statements.

See separate Auditor' s report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Net sales (Note 15)	133,381,934	139,002,675
Cost of sales (Schedule F)	(70,040,076)	(70,543,292)
Gross profit	63,341,858	68,459,383
Selling expenses (Schedule H)	(47,930,444)	(40,364,880)
General and Administrative expenses (Schedule H)	(32,326,998)	(26,453,514)
Operating (loss) / profit	(16,915,584)	1,640,989
Other expenses and income, net (Note 16)	(3,510,098)	(1,367,587)
Financial results, net (Note 17):		
Generated by assets	(343,900)	406,097
Generated by liabilities	(22,081,875)	(24,459,750)
Net loss before Minimum Notional Income tax	(42,851,457)	(23,780,251)
Minimum Notional Income tax (Schedule E)	(4,657,942)	-
Ordinary loss	(47,509,399)	(23,780,251)
Extraordinary results (Note 21c. and Schedules B and E)	(10,659,930)	-
Net loss for the year	(58,169,329)	(23,780,251)

The accompanying notes and schedules are an integral part of these consolidated financial statements.

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
CHANGES IN FUNDS		
Funds at the beginning of the year	5,221,921	3,362,933
(Decrease)/Increase in funds	(1,917,124)	1,858,988
Funds at the end of the year	3,304,797	5,221,921
CAUSES OF CHANGES IN FUNDS		
Net loss for the year	(58,169,329)	(23,780,251)
Plus: Items not entailing the use of funds		
Depreciation of property, plant and equipment	9,338,138	9,033,353
Net book value of property, plant and equipment decreases	25,362	-
Net book value of property, plant and equipment sold	84,755	198,640
Amortization of intangible assets	31,857,189	16,391,533
Net book value of other assets sold	10,972	91,772
Net book value of other assets decreases	193,450	-
Depreciation of other assets	271,939	140,815
Accrued salaries and social security pending payment	2,345,272	1,155,174
Indemnities to personnel pending payment	1,620,564	261,071
Increase in provision for lawsuits	464,084	456,637
Increase in allowance for doubtful accounts	5,000,568	672,624
Interest receivable	-	(103,356)
Holding loss / (gain) on inventories	304,127	(68,119)
Accrued interests pending payment	7,066,019	7,291,924
Minimum Notional Income tax	4,657,942	-
Accrued tax on corporate indebtedness	319,451	1,099,221
Gain from the sale of property, plant and equipment in installments	(79,754)	-
Other	96,009	27
Changes in assets and liabilities		
Accounts payable	812,533	2,717,331
Accounts receivable	4,333,325	(6,979,443)
Other receivables	3,407,205	(2,380,638)
Inventories	351,273	374,523
Other assets	(127,911)	(1,143,210)
Salaries and social security payable	(878,161)	(3,060,050)
Taxes payable	(898,789)	(1,322,402)
Provision for lawsuits	(350,298)	(276,230)
Other liabilities	(272,458)	155,311
Total of funds provided by the operations	**11,783,477**	**926,257**
Funds (used in) provided by investments activities		
Acquisition of property, plant and equipment	(4,568,616)	(4,832,297)
Expenses on intangible assets	(2,161,233)	(4,136,471)
Acquisition of subsidiaries	(824,103)	(1,093,888)
Advances for the purchase of shares	-	(3,290,153)
Total of funds used in investments activities	**(7,553,952)**	**(13,352,809)**

See separate Auditor' s report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)
(Continued)

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
Funds (used in) provided by financial activities		
Increase in loans	-	33,500,000
Loans to companies under Article 33 Law 19,550	-	(324,828)
Irrevocable contributions	3,645,275	-
Decrease in loans	(9,791,924)	(18,889,632)
Total of funds (used in) provided by financial activities	**(6,146,649)**	**14,285,540**
(Decrease)/Increase in funds	**(1,917,124)**	**1,858,988**

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
Supplemental cash flow information		
Non-cash financial activities		
- Sale of other assets in installments	-	52,565
- Sale of property, plant and equipment in installments	92,810	12,227
- Debt for the acquisition of subsidiaries	5,603,854	-
- Advances granted at 12.31.00 and at 12.31.99 applied to the purchase of subsidiaries	10,039,254	1,865,857
- Decrease in accounts receivable through additions of property, plant and equipment	-	37,922

The accompanying notes and schedules are an integral part of these consolidated financial statements.

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑÍA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government declared default on external debt payments.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 , Decree 260 (Exchange Regime) dated February 8, 2002, and Decree 410 (Restructuring of the financial system) dated March 1, 2002, that modified some of the measures included on Law N° 25561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these financial statements.

Some of the measures taken by the Government, in force at the date of issuance of these financial statements, and related effects on the Company's financial position are described below.

Exchange system

On January 6, 2002 a dual currency system has been instituted. Certain transactions that qualify under the Government regulations (basically imports and exports) would be at an official exchange (fixed) rate of $ 1.4 per US$ 1. All other transactions would be at the free floating market exchange rate. On January 11, 2002, Banco Nación Argentina published its first free market rate at $ 1.6 per US$ 1 (ask) and $ 1.4 per US$ 1 (bid).

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted. Banco Central de la República Argentina is entitled to regulate currency system operations and should approve certain transfers of foreign currency abroad.

Bank deposits

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. In addition, the owners of these deposits can elect to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and (Resolution No. 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), as of December 31, 2001 receivables and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency.

As of December 31, 2001, the Company has recorded receivables and liabilities denominated in foreign currencies as follows:

a) Checking accounts with Argentine Banks:

	Currency	Amount in foreign currency
Assets		
Cash and Banks	US$	7,258
Total		**7,258**

b) Receivables and liabilities with local customers and suppliers:

	Currency	Amount in foreign currency
Current Assets		
Other receivables	US$	63,972
Non Current Assets		
Other receivables	US$	8,670
Advances to suppliers	US$	583
Total		**73,225**
Current Liabilities		
Accounts payable	US$	1,253,700
Other liabilities	US$	2,259,836
Total		**3,513,536**

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

c) Deposits and debts with foreign banks. Receivables and liabilities with foreign customers and suppliers:

	Currency	**Amount in foreign currency**
Current Assets		
Cash and Banks	US$	34,692
Trade Accounts Receivable	US$	167,726
Other Receivables	US$	8,614
Non current Assets		
Advances to suppliers	US$	99,000
Total		310,032
Current Liabilities		
Accounts payable	US$	298,144
Loans	US$	19,057,233
Non current liabilities		
Loans	US$	138,000,000
Total		157,355,377

The measures adopted by the Government, detailed in preceding paragraphs, applying exchange rates prevailing at February 28, 2002 of $ 2.05 / 2.15 per US$ 1 – ask/bid rates – will have an estimated impact on the Company's financial position as of December 31, 2001, of $ 180,629,189 (exchange loss). The effects of devaluation, together with other measures adopted, will be recorded in subsequent period's financial statements.

The Company is taking a variety of actions as a result of the present recession and to attempt to limit the negative impact on ongoing operations.

The impact generated by measures adopted to date by the Government on the financial position of the Company as of December 31, 2001 was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read under the light of circumstances herein described.

The Company is highly leveraged. As of December 31, 2001, the Company's total indebtedness was $ 157,057,233, including U.S. dollar denominated debt payable to entities abroad of US$ 30,432,233, and foreign debt to bonds holders of US$ 126,625,000 (including capital and interest at the end of the year). The Company 's debt service obligations in 2002 amount to US$ 19,057,233.

The Company incurred a net loss of $ 58,169,329 in the year ended 2001. In addition, the Company generated consolidated working capital deficit of $ 32,987,005 during the year ended 2001, and has an accumulated deficit of $ 118,743,367 as of December 31, 2001. All of these matters raise substantial doubt about the Company's ability to continue as a going concern. As a result, the Company has begun a process to address the Company's highly leveraged capital structure. The Company expects to develop alternatives in connection with a restructuring of its short and long-term debt. While the Company believes that there are certain alternatives available, there can be no assurance that the Company will be successful in implementing any such alternatives or that any such alternatives, if implemented, will enable the Company to meet its obligations.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not included any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

necessary should the Company be unable to continue as a going concern, requiring it to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than those of the normal course of its business.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required and/or the restructuring of its liabilities, as well as being dependent on a recovery in demand in the short term in order to reverse the loss situation mentioned above, and also on the Company's ability to absorb amortization of goodwill, depreciation of fixed assets, as well as to generate the necessary cash flows to continue the normal course of business.

Note 2: Principles of Consolidation

As required by General Resolution No. 368/01 of the CNV, which establishes that consolidated financial statements must be submitted following the procedure outlined in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, the Balance Sheet at December 31, 2001 and 2000 of the Company, and the related Statements of Operations and Cash Flows for the fiscal years ended December 31, 2001 and 2000 have been consolidated on a line-by-line basis with the financial statements of the Company's subsidiaries in which it controls a majority of the voting shares (Note 3).

For consolidation purposes the financial statements of Enicor S.A. (a company organized under the laws of República Oriental del Uruguay ("R.O.U." or "Uruguay")) have been prepared in accordance with the accounting standards prevailing in Argentina. During the fiscal year ended December 31, 2000, Enicor S.A. changed the financial statement translation method used, going from the adjust/convert method to the convert/adjust method as called for by Technical Resolution No. 13 of the F.A.C.P.C.E..

As a result of the decline in inflation in the Uruguayan economy in the last few years, this country has ceased to be considered hyperinflationary, for which reason Enicor S.A. has decided to discontinue the restatement of its financial statements as from January 1, 2000.

The consolidated financial statements as of December 31, 2000 are presented for purposes of comparison, as required under professional accounting standards. In order to present that information in a manner consistent with the financial information for the current year, the consolidated financial statements originally issued as of the earlier date have been subjected to some reclassifications.

Note 3: Corporate Control

As of December 31, 2001 and 2000, the Company shows the following corporate control:

	Percentage of voting shares owned		Closing date of the financial statements used
	12.31.01	12.31.00	
Enicor S.A. (R.O.U.)	100%	100%	12.31.01
Panificación Argentina S.A.I.C.	99.9999%	99.9999%	12.31.01
Capital Foods S.A. (1)	99.9917%	99.9917%	12.31.01
Fresh Food S.A. (2)	99.9997%	-	12.31.01
Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. (3)	99.9985%	-	12.31.01

(1) On February 25, 2000, the CNDC approved the acquisition by the Company of 100% of Capital Foods S.A.'s capital stock (Note 25 to the unconsolidated financial statements).
(2) On February 26, 2001 the CNDC approved the acquisition by the Company of 100% of Fresh Food S.A.'s capital stock (Note 28 to the unconsolidated financial statements).
(3) See Note 21.c.

The assets and liabilities as of December 31, 2001 and 2000, and the results for the years ended at such dates, have been consolidated on a line-by-line basis with the financial statements of Compañía de Alimentos Fargo S.A..

Note 4: Accounting Principles

The financial statements of the Company's subsidiaries mentioned in Note 3 have been prepared based on accounting principles consistent with those applied for preparing the financial statements of Compañía de Alimentos Fargo S.A..

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements. These policies have been applied consistently with those of the previous year:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value, including if applicable, accrued interest at the end of the year.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including if applicable, accrued interest at the end of the year.

c. Investments

Current:

- Time deposits are valued at cost, plus accrued interest at the end of the year.
- Mutual funds disclosed at their quotation value at the end of the year.

Non-current:

- Investments in other companies. Advances on account of future share purchases:

  The advances recorded under this caption are stated at their face value at the end of the year.

Properties:

The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals, less accumulated depreciation, calculated under the straight-line method over an estimated useful life of 50 years.

d. Accounts receivable

Accounts receivable are stated at estimated realizable values net of the allowance for doubtful accounts which is considered by management to be sufficient to meet any future losses related to uncollectible amounts.

e. Inventories

Inventories are stated at replacement cost and/or production cost at the end of the year, which does not exceed their recoverable values.

Note 4: Accounting Principles (Continued)

f. Property, plant and equipment

Properties:

The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals. The building improvements occurred after such date, have been valued at their historical cost.

Other:

The additions occurred up to August 31, 1995 are recorded at cost, adjusted for the cumulative inflation from the date of acquisition until August 31, 1995. Additions after August 31, 1995, are stated at their historical cost.

In the case of certain fixed assets other than building where appraisals were performed prior to the acquisition, the appraised value adjusted for inflation as of August 31, 1995, less accumulated depreciation as of October 31, 1997, was used as the fair value recorded at acquisition date by the Company.

The software line includes the costs that were necessary to implement an integrated SAP R/3 administrative-accounting and management control system. These charges are being amortized following the straight - line method over five years as from the start-up date.

The values of the fixed assets thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, over the estimated useful lives of the related assets, which are specified below:

Assets	Years
Buildings	50
Buildings improvements	10
Machinery and equipment	10
Facilities	10
Computer hardware	5
Software	5
Furniture and fixture	10
Vehicles	5
Molds, plastic trays, containers, platforms and cases	5
Spare parts	10

The values of the fixed assets, taken as a whole, do not exceed their recoverable value.

Note 4: Accounting Principles (Continued)

g. Intangible assets

Goodwill represents the excess of the purchase price paid for the companies' shares acquired over the fair value of their net assets.

Such values arose from the Company's (direct or indirect) purchase of shares in Fargo S.A., Pemsa S.A., Panificación Argentina S.A.I.C., Panino S.A., Enicor S.A., Gouguenheim S.A., Distribuidora Argentina de Comestibles S.A.I.C.F.A., Compañía FEGOPRE de Valores Mobiliarios y Garantía S.A., Fluxinvest S.A., Capital Foods S.A., Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A..

The aforementioned goodwill values are amortized following the straight-line method over a twenty-year period, counted as from the month following that of their capitalization.

The Company makes regular (annual) evaluations of the recoverability of the initial investment based on updated projections. As a result of the evaluations made during the fiscal years 2001 and 2000, the Company decided to reduce the value of the initial investment by Ps. 10,130,000 and 5,059,800, respectively.

Other intangible assets:

- Financing fees and expenses related to bank loan: Represent expenses and fees incurred in relation to the "Bridge Loan" obtained by the Company to issue the negotiable bonds mentioned in Note 23.a. to the unconsolidated financial statements. These expenses were fully amortized following the straight-line method over the term set for repaying the loan.

  Furthermore, this line also includes the expenses incurred in connection with the "Senior Secured Revolving Credit Agreement" settled on July 27, 2000, as well as those corresponding to the "Amended and Restated Senior Secured Credit Agreement" mentioned in Note 23.b. to the unconsolidated financial statements. These charges are stated at cost and are being amortized on a straight - line method over the life of the related loans.

- Expenses related to negotiable bonds: They correspond to costs and fees incurred in relation to the issuance and registration of negotiable bonds on July 27, 1998 and March 30, 1999. These charges are stated at cost and are amortized following the straight-line method, over the same term of the aforementioned financing (See Note 23.a. to the unconsolidated financial statements).

- Reorganization and development of new projects expenses: They correspond to expenses incurred by the Company regarding its reorganization (purchase of the Company's shares and the merger process). These expenses are stated at cost and were fully amortized following the straight-line method over a three-year period beginning July 1, 1998. In addition, this line includes expenses relating to new projects, which were fully amortized following the straight-line method over the term set from their implementation.

h. Other assets

- Spare parts:

They are valued at their acquisition cost.

- Inactive assets:

Assets (mainly machinery) that have been reclassified from Fixed Assets, as they have been withdrawn from use. These assets are valued at their acquisition cost, net of their applicable accumulated depreciation, calculated following the straight-line method based on the estimated useful life of the assets.

Note 4: Accounting Principles (Continued)

- Assets delivered under a loan for use agreement:

They are valued at their acquisition cost, net of their accumulated depreciation calculated under the straight-line method, based on the estimated useful life of the assets.

- Promotional Materials:

Promotional materials are used by the Company to promote and increase the knowledge of the trademark. These assets are valued at their acquisition cost.

The value of other assets, taken as a whole, does not exceed their recoverable value.

i. Provisions for litigation, contingencies and allowances

- Deducted from assets:

The Company booked a bad debt allowance based on the estimated uncollectibility risk and set up an inventory valuation allowance, corresponding to the difference between cost and realizable values.

- Included under liabilities:

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. Provisions have been established to cover losses on litigation matters and other probable contingencies and for which amounts can be reasonably determined, based on the Company lawyers´s report.

j. Income tax and tax on Minimum Notional Income ("Impuesto a la Ganancia Mínima Presunta")

As a result of the accumulated tax loss carryforwards, the Company did not recognize an income tax provision at the end of the fiscal year.

Law No. 25,063 enacted a tax on minimum notional income for ten fiscal years. This tax is supplementary to income tax, as while the latter is levied on the taxable net income for the year, the former is levied on the potential income from certain assets at a rate of 1%, and the Company must pay the higher of these two taxes.

Any excess of the tax on minimum notional income over and above income tax in a given fiscal year may be computed as a payment on account of the income tax to arise in the next ten fiscal years, as established by Law No. 25,360 published in the Official Bulletin dated December 12, 2000, thus amending the original term initially set at four fiscal years.

The tax on minimum notional income corresponding to the current fiscal year was considered as a non-current receivable, as shown in Note 7.

The Company periodically evaluates the recoverability of this tax based on updated projections; therefore Compañía de Alimentos Fargo S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. have covered their accumulated tax at December 31, 2001 with an allowance, because they have determined that the possibility of offsetting it with income tax to be generated in the terms mentioned above is uncertain.

Note 4: Accounting Principles (Continued)

k. Results for the year

Profit and loss items are shown in the currency values of the year to which they correspond, except for the charges for assets consumed (fixed asset and other assets depreciation and intangible asset amortization), which were determined based on the values of such assets.

Financial gains/(losses) are shown separately, depending on whether they are generated by assets or liabilities.

l. Statement of Cash Flows

For purposes of presentation of the Consolidated Statement of Cash Flow, cash and cash equivalents as well as banks and readily realizable investments are treated as cash. The Company follows the indirect method, which calls for a series of adjustments to the results of the year in order to arrive at the funds generated by operations or used for them.

m. Use of estimates

The preparation of financial statements requires management to make estimates and assessments which affect the amounts of contingent assets and liabilities disclosed at the date of these financial statements, as well as the income and expenses recorded during the year. The Company's management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization charges, the recoverable value of assets, the valuation allowance for inventories and the provision for contingencies and taxes. However, the actual future results may differ from the estimates and assessments made at the date of these financial statements.

Note 5: Cash and banks

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Cash (Schedule G)	456,326	688,131
Petty cash	4,396	39,054
Banks in local currency	2,752,265	1,573,285
Banks in foreign currency (Schedule G)	91,810	213,212
	3,304,797	2,513,682

Note 6: Accounts receivable, net

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Trade accounts receivable (Schedule G)	20,597,473	25,637,907
Notes receivable	1,054,501	840,719
Less:		
Allowance for doubtful accounts (Schedule E)	(5,144,135)	(567,427)
	16,507,839	25,911,199
Non-Current		
Debtors under legal proceedings	2,663,850	2,350,890
Notes receivable	408,782	123,644
Less:		
Allowance for doubtful accounts (Schedule E)	(1,925,030)	(1,658,471)
	1,147,602	816,063

Note 7: Other receivables

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Tax credits and withholdings	1,461,258	1,728,500
Advances to suppliers (Schedule G)	372,106	551,490
Companies under article 33 Law 19,550 (Note 18 and Schedule G)	-	1,283,974
Prepaid insurance (Schedule G)	8,220	33,604
Advances to employees	63,876	167,785
Prepaid expenses (Schedule G)	35,849	217,612
Prepaid advertising expenses	-	67,504
Receivables from legal proceedings	90,643	90,643
Other (Schedule G)	659,112	538,689
	2,691,064	4,679,801
Non-Current		
Asset tax credit	5,032,173	5,981,885
Allowance for asset tax credit (Schedule E)	(4,767,791)	-
Other (Schedule G)	42,865	85,853
	307,247	6,067,738

Note 8: Inventories, net

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Goods for resale	253,165	324,617
Finished goods	457,869	378,358
Work in process	142,391	214,516
Raw materials and packaging materials	2,049,076	2,578,591
Subtotal (Schedule F)	2,902,501	3,496,082
Advances to suppliers	163	69,607
Goods in transit	14,527	42,286
Less:		
Valuation allowance of inventories (Schedule E)	(1,823)	(57,031)
	2,915,368	3,550,944

Note 9: Other assets

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Spare parts	1,037,053	862,682
Promotional material	123,918	227,610
Other	68,473	27,162
	1,229,444	1,117,454
Non-Current		
Spare parts	812,503	1,092,901
Inactive assets	370,029	669,130
Assets delivered on loan	906,786	927,185
	2,089,318	2,689,216

Note 10: Accounts payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Local suppliers (Schedule G)	21,234,838	19,206,148
Foreign suppliers (Schedule G)	298,144	215,339
Unbilled by suppliers (Schedule G)	3,452,890	3,679,254
	24,985,872	23,100,741
Non-Current		
Local Suppliers (Schedule G)	122,082	449,112
	122,082	449,112

Note 11: Short-term and long-term debt

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Short-term debt		
Uncollateralized bank debt - Principal amount (Schedule G)	-	2,500,000
Collateralized bank debt – Principal amount (1) (Schedule G)	12,000,000	3,500,000
Collateralized bank debt-Accrued interest (1) (Schedule G)	7,057,233	7,273,125
Uncollateralized bank debt-Accrued interest (Schedule G)	-	18,799
	19,057,233	13,291,924
Long-term debt		
Negotiable bonds-Principal amount (1) (Schedule G)	120,000,000	120,000,000
Collateralized bank debt – Principal amount (1) (Schedule G)	18,000,000	26,500,000
	138,000,000	146,500,000

(1) Details on issuance of negotiable bonds and of the Amended and Restated Senior Secured Credit Agreement are mentioned in Note 23 to the unconsolidated financial statements.

Note 12: Salaries and social security payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Salaries payable	1,478,098	61,397
Social security payable	987,658	1,093,777
Accrual for vacation and other	1,409,922	840,324
Indemnities to personnel (Note 21 d.)	1,979,520	261,071
	5,855,198	2,256,569

Note 13: Taxes payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Minimum notional income tax provision, net	67,775	806,701
Tax on corporate indebtedness	319,451	1,099,221
VAT payable, net	1,974,906	876,690
VAT withholdings	119,183	158,980
Income tax withholdings	111,591	118,287
Turnover tax payable, net	55,256	72,181
Turnover tax withholdings	80,964	93,930
Other	171,164	91,225
	2,900,290	3,317,215
Non-Current		
Turnover tax payable - Moratoria	6,164	18,491
	6,164	18,491

Note 14: Other liabilities

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Guarantee deposits received from customers (Schedule G)	537,824	645,212
Debt for the acquisition of fixed assets (Schedule G)	219,266	238,158
Debt for the acquisition of subsidiaries (1) (Schedule G)	5,603,854	-
Indemnity agreements payable	3,600	23,600
Other (Schedule G)	472,380	115,688
	6,836,924	1,022,658
Non-Current		
Guarantee deposits received from customers	4,625	16,290
Debt for the acquisition of fixed assets (Schedule G)	74,130	187,310
Indemnity agreements payable	37,800	41,400
Other	5,900	3,700
	122,455	248,700

(1) Includes $ 3.344.018 for liabilities in schemes of arrangement that were deducted from the purchase price of the subsidiary.

Note 15: Net sales

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Sales of bakery products (1)	132,025,670	138,426,844
Sales of packaging (1)	1,979,931	1,401,090
Exports reimbursements (2)	185,933	-
Less:		
Sales turnover tax	(809,600)	(825,259)
	133,381,934	139,002,675

(1) Net sales are adjusted for discounts and returns, if applicable.
(2) Correspond to the percentage to the percentage of the FOB value of exports, which was established through a Convergence Factor provided by Resolution No. 803/2001 of the Ministry of Economy and Public Works and Utilities, published in the Official Gazette on June 18, 2001, which regulates a temporary regime to foster exports. Furthermore, that line includes exports reimbursements, which under Resolution No. 220/2001, were reinstated for goods exported to Mercosur country members.

Note 16: Other expenses and income, net

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Recovery of expenses	71,780	68,010
Gain from the sale of property, plant and equipment	198,801	464,178
Indemnities to personnel	(2,527,421)	(1,449,824)
Net gain/(loss) on milling services	(453,527)	(13,137)
Other (1)	(799,731)	(436,814)
	(3,510,098)	(1,367,587)

(1) At December 31, 2001, the net book value of Ps 193,450 of other unusable assets written off has been included.

Note 17: *Financial results, net*

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Generated by assets:		
Interest income (Note 18)	263,423	292,572
Exchange difference	(377,382)	(481)
Holding (loss)/gain on inventories and others	(229,941)	114,006
	(343,900)	406,097
Generated by liabilities:		
Interest expense	(19,479,422)	(19,320,809)
Exchange difference	21,280	(46,726)
Amortization of bank charges and loans expenses (Schedule B)	(582,615)	(735,779)
Amortization of expenses on issuance and registration of negotiable bonds (Schedule B)	(769,188)	(769,201)
Tax on corporate indebtedness	(923,137)	(2,999,541)
Other	(348,793)	(587,694)
	(22,081,875)	(24,459,750)
Net financial results	(22,425,775)	(24,053,653)

Note 18: Companies under Article 33 Law 19,550

The balances and operations with companies under Art. 33 Law 19,550 as of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, are as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
ASSETS		
Other receivables		
Global Foods Co. (1)	-	1,283,974
Total assets	-	1,283,974
OPERATIONS		
Interest from loans		
Global Foods Co. (1)	70,195	103,356
Total income	70,195	103,356

(1) Controlling Company of the majority shareholder of Compañía de Alimentos Fargo S.A..

Note 19: Additional information on assets and liabilities

The breakdown of assets and liabilities as of December 31, 2001 is as follows:

ASSETS	Accounts Receivable (Pesos)	Other receivables (Pesos)	Total (Pesos)
To mature			
1st quarter 2002	12,149,443	992,833	13,142,276
2nd quarter 2002	168,377	1,113,662	1,282,039
3rd quarter 2002	99,584	20,003	119,587
4th quarter 2002	74,807	28,542	103,349
More than one year	1,147,602	307,247	1,454,849
Subtotal	13,639,813	2,462,287	16,102,100
No fixed term	71,394	408,960	480,354
Past due	3,944,234	127,064	4,071,298
Total	(1) 17,655,441	2,998,311	20,653,752
Not accruing interest	16,985,407	2,998,311	19,983,718
At a fixed rate	670,034	-	670,034
Total	(1) 17,655,441	2,998,311	20,653,752

(1) Shown net of the allowance for doubtful accounts.

LIABILITIES	Accounts payable (Pesos)	Short-term and long-term debt (Pesos)	Salaries and social security payable (Pesos)	Taxes payable (Pesos)	Other liabilities (Pesos)	Provisions (Pesos)	Total (Pesos)
To mature							
1st quarter 2002	17,753,644	7,057,233	3,590,767	1,848,592	459,424	-	30,709,660
2nd quarter 2002	1,095,195	4,000,000	636,518	753,393	104,063	-	6,589,169
3rd quarter 2002	128,192	-	194,450	172,004	60,182	-	554,828
4th quarter 2002	9,765	4,500,000	10,335	35,616	60,934	-	4,616,650
More than one year	122,082	138,000,000	-	6,164	122,455	2,274,934	140,525,635
Subtotal	19,108,878	153,557,233	4,432,070	2,815,769	807,058	2,274,934	182,995,942
No fixed term	115,981	-	1,420,226	3,598	634,510	-	2,174,315
Past due	5,883,095	3,500,000	2,902	87,087	5,517,811	-	14,990,895
Total	25,107,954	157,057,233	5,855,198	2,906,454	6,959,379	2,274,934	200,161,152
Not accruing interest	24,518,708	7,057,233	5,461,406	873,804	3,835,038	-	41,746,189
At a fixed rate (1)	589,246	120,000,000	393,792	2,032,650	3,124,341	2,274,934	128,414,963
At a variable rate (2)	-	30,000,000	-	-	-	-	30,000,000
Total	25,107,954	157,057,233	5,855,198	2,906,454	6,959,379	2,274,934	200,161,152

(1) Negotiable bonds accrue interest at an annual rate of 13.25%.
(2) The loan agreement called "Amended and Restated Senior Secured Credit Agreement" accrues an annual interest rate of 8.25%.

Note 20: Assets collateralizing debt

Further to the information provided in Note 17 to the unconsolidated financial statements of Compañía de Alimentos Fargo S.A., in connection with the new loan agreement referred to in Note 23.b. to the unconsolidated financial statements, the Company has granted new security in favour of Bankers Trust Company, instead of the earlier security granted to it, as follows:

- Pledge on subsidiaries' shares: senior pledge on the Company's equity interests in its controlled companies Panificación Argentina S.A.I.C., Capital Foods S.A. and Enicor S.A..

To comply with the provisions of the loan agreement, on May 24, 2001, a senior pledge was set up on Fresh Food S.A.'s shares that had been acquired by the Company (Note 28 to the unconsolidated financial statements).

- Pledge on trademarks: Senior pledge with conveyance on certain trademarks owned by the Company, as well as of its controlled companies Panificación Argentina S.A.I.C. and Capital Foods S.A., for up to US$ 30 million.

- Pledge on Machinery and Mortgages: Senior pledges and mortgages with conveyance on certain machinery and properties owned by the Company and its controlled company Panificación Argentina S.A.I.C. for up to US$ 30 million in each case.

As of December 31, 2001, the breakdown of assets subject to a security interest is as follows:

Description		Book value	Institution that grants the loan		Amount owed at 12.31.01	Type of guarantee
Properties		17,827,543	Bankers Trust Company	(2)	30,432,233	Mortgage (3)
Machinery		10,380,390	Bankers Trust Company	(2)	30,432,233	Pledge (3)
Trademarks	(1)	19,333	Bankers Trust Company	(2)	30,432,233	Pledge (3)

(1) As of December 31, 2001 they were fully amortized, except for the Capital Foods S.A. trademarks.
(2) This relates to the new loan agreement for US$ 30 million, plus interest accrued at the end of the year (Note 23.b. to the unconsolidated financial statements).
(3) The principal secured is for up to US$ 30 million for each type of collateral.

Note 21: Significant events

a. Because of the Company's difficult economic situation and the deep economic crisis in Argentina as indicated in Note 1, after the closing date the Company failed to pay the interest accrued on negotiable obligations in the amount of US$ 7.9 million, which became due on February 1, 2002. The Company communicated this non-fulfillment to the regulatory agencies in due time and also informed Citibank N.A., as trustee, about its intention to restructure its obligations under the trust agreement in order to reflect Argentina's present prospects and the Company's ability to generate cash flows.

Because of the circumstances described above, if the Company fails to remedy the non-fulfillment within 30 days, the trustee can, through a written notification to the Company, or the holders of negotiable obligations representing at least 25% of the total principal amount owed can, or the trustee following a written request by such bondholders must, declare the lapsing of all the terms established in the trust agreement and, therefore, all the amounts owed under the trust agreement will become immediately due and payable.

Note 21: Significant events (Continued)

At any time once all the terms have been declared lapsed, as mentioned above, and until the trustee or any of the bondholders obtain a ruling for the payment of the amounts owed under the trust agreement, the bondholders representing the majority of the amounts owed, through a written notification to the trustee and the Company, can revoke such statement and its consequences, provided (i) the Company pays to, or deposits with, the trustee an amount which is sufficient to cover the payment of all interest due, unpaid principal (owed for reasons other than the declaration of lapsing), additional amounts or premiums, if applicable, which may be due and payable plus interest accrued on those amounts and any expenses incurred by the trustee, its agents or advisors, and (ii) all other non-fulfillment, if any, is remedied or waived.

The above does not infringe the bondholders' individual rights, as they are entitled to file a summary lawsuit against the Company to claim payment of the principal, interest, and additional amounts, if any, which may be due and payable under section 29 of the Negotiable Obligations Law.

b. At year end, the Company has failed to comply with some economic and financial indicators agreed in the loan agreement mentioned in Note 23.b. to the individual financial statements, regarding minimum EBITDA levels, ratio of consolidated interest coverage and consolidated indebtedness ratio, as well as the payment of the first two principal installments for US$ 1.5 million and US$ 2 million, which were due on August 1 and November 1, 2001, respectively.

After the closing date, the Company also failed to comply with the payment of interest on this loan for US$ 650,389, which was due on February 1, 2002.

Because of the market situation and these selective non-fulfillments, the Company is re-negotiating the maturity of the principal and interest installments under the loan mentioned above. The Company's Board expects to conclude re-negotiation of the loan terms satisfactorily and obtain a waiver from Deutsche Bank and Bankers Trust Company, in the understanding that nothing will adversely affect such negotiation. If the Company does not remedy the current situation or an agreement is not reached, the administrative agent (Bankers Trust Company "B.T.") can request the early repayment of the entire loan, which has not yet taken place.

The lack of such an agreement might affect the original terms of the issuance of negotiable obligations described in paragraph a. to the individual financial statements, so the principal due (US$ 120 million) may become immediately payable in advance.

c. On December 29, 1999, the Company signed a share purchase and sale agreement for 99.9985% of the corporate capital and votes of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A., a deal which was to be closed subject to the compliance with certain conditions set out in the agreement.

On March 6, 2002, the parties agreed to close the purchase of 99.9985% of the corporate capital and votes of the company mentioned above by the Company, effective as from December 31, 2001.

Note 21: Significant events (Continued)

At December 31, 2001, the amount of advances to the seller totaled US$ 10.8 million. The balance of the price for this acquisition is approximately US$ 5.5 million, which has been capitalized as part of the final purchase price.

As this year the Company continued to suffer the effects of the deep economic recession mentioned in Note 1, it decided to write down the investment made in this company by $ 7,749,072 and set up an allowance of $ 2,910,858 for the balances due from it.

d. Considering that the market recession mentioned in Note 1 has continued to impact the Company's sales during the current year and, therefore, its operating results, the Company's Board is re-defining a strategic business plan, which encompasses a financial and operating restructuring.

Based on the above, the Company decided to re-assign resources in various areas and terminate around 100 employees. This decision would generate an actual cost of approximately $ 1 million, which is covered by an allowance this year.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the years ended December 31, 2001 and 2000
Consolidated Property, Plant and Equipment, net

Schedule A

Principal account	Original Value: At the beginning of the year (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Additions (Pesos)	Decreases (Pesos)	Transfers (Pesos)	Reclassifications (Pesos)	Value at the end of the year (Pesos)	Depreciation: Accumulated at the beginning of the year (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Decreases (Pesos)	Reclassifications (Pesos)	Transfers (Pesos)	For the year (1) (Pesos)	Accumulated at the end of the year (Pesos)	Net carrying value as of December 31, 2001 (Pesos)	Net carrying value as of December 31, 2000 (Pesos)
Land	6,019,629	3,223,066	-	-	-	-	9,242,695	-	-	-	-	-	-	-	9,242,695	6,019,629
Buildings	17,470,367	3,463,594	111,522	-	513,915	-	21,559,398	4,071,807	528,968	-	-	-	560,748	5,161,523	16,397,875	13,398,560
Machinery and equipment	45,896,150	6,313,231	91,549	(87,633)	582,461	48,675	52,844,433	22,655,869	5,365,512	(75,675)	47,364	-	4,133,436	32,126,506	20,717,927	23,240,281
Facilities	9,765,829	252,720	216,222	(2,294)	56,793	-	10,289,270	4,467,640	71,296	(725)	-	-	951,710	5,489,921	4,799,349	5,298,189
Computer hardware	1,830,420	43,354	586,189	-	(2,129)	-	2,457,834	780,363	13,340	-	-	(124)	380,260	1,173,839	1,283,995	1,050,057
Software	7,493,787	11,654	774,993	-	276,342	-	8,556,776	1,958,029	2,751	-	-	124	1,556,671	3,517,575	5,039,201	5,535,758
Furniture and fixtures	3,828,337	96,364	96,114	(4,328)	43,557	33,914	4,093,958	2,218,510	37,744	(2,731)	-	-	302,921	2,556,444	1,537,514	1,609,827
Vehicles	2,953,204	989,501	-	(909,291)	-	-	3,033,414	2,563,566	977,283	(803,811)	-	-	135,436	2,872,474	160,940	389,638
Molds, plastic trays, containers platforms and cases	9,184,151	1,423,822	1,008,360	(121,768)	396,503	-	11,891,068	6,259,259	1,175,329	(119,199)	-	-	1,292,118	8,607,507	3,283,561	2,924,892
Spare parts	260,099	-	-	-	-	-	260,099	121,510	-	-	-	-	24,838	146,348	113,751	138,589
Work in progress	921,088	-	1,486,071	-	(1,701,716)	-	705,443	-	-	-	-	-	-	-	705,443	921,088
Advances to suppliers (2)	174,732	-	197,596	-	(165,726)	(646)	205,956	-	-	-	-	-	-	-	205,956	174,732
Total as of December 31, 2001	105,797,793	15,817,306	4,568,616	(1,125,314)	-	81,943	125,140,344	45,096,553	8,172,223	(1,002,141)	47,364	-	9,338,138	61,652,137	63,488,207	-
Total as of December 31, 2000	104,862,719	62,188	4,870,219	(1,827,506)	-	(2,169,827)	105,797,793	39,325,584	8,845	(1,616,639)	(1,654,590)	-	9,033,353	45,096,553	-	60,701,240

(1) Shown en Schedule H
(2) See Schedule G

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the years ended December 31, 2001 and 2000
Consolidated Intangible Assets, net

Schedule B

Principal amount	Original Value					Amortization					Net carrying value as of December 31, 2001 (Pesos)	Net carrying value as of December 31, 2000 (Pesos)
	At the beginning of the year (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Additions (Pesos)	Reclassifications (Pesos)	As of the end of the year (Pesos)	Accumulated at the beginning of the year (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Reclassifications (Pesos)	For the year (Pesos)	Accumulated as of the end of the year (Pesos)		
Goodwill	170,517,967		10,108,113	-	180,626,080	31,234,809	-	-	26,439,606	57,674,415	122,951,665	139,283,158
Fees and expenses re. Bank loans	8,431,042		30,450	-	8,461,492	6,407,776	-	-	582,615	6,990,391	1,471,101	2,023,266
Trademarks	180,001		-	-	180,001	138,777	-	-	21,890	160,667	19,334	41,224
Advertising expenses	730,147		-	-	730,147	730,147	-	-	-	730,147	-	-
Expenses re. Issuance and registration of negotiable bonds	7,599,619		-	-	7,599,619	1,766,611	-	-	769,188	2,535,799	5,063,820	5,833,008
Reorganization and development of new projects expenses	4,473,608		2,130,783	11,600	6,615,991	2,523,852	-	736	4,043,890	6,568,478	47,513	1,949,756
Total as of December 31, 2001	191,932,384		12,269,346	11,600	204,213,330	42,801,972	-	736	(1) 31,857,189	74,659,897	129,553,433	
Total as of December 31, 2000	184,018,653	80,000	7,105,188	728,543	191,932,384	26,364,439	46,000	-	(2) 16,391,533	42,801,972	-	149,130,412

(1) Ps. 1,351,803 are included in "Financial results, net" (Note 17) and Ps. 22,756,314 in Schedule H and Ps. 7,749,072 in "extraordinary results".

(2) Ps. 1,504,980 are included in "Financial results, net" (Note 17) and Ps. 14,886,553 in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the years ended December 31, 2001 and 2000
Consolidated Share interests in other companies

Schedule C

	Characteristics						Information of the issuer				
Issuer and characteristics of the securities	Type	Face value	Number of shares	Quoted market value	Book value as of 12.31.01	Book value as of 12.31.00	Principal activity	Common stock	Results for the year	Shareholders' equity	Percentage of votes
Non-Current investments											
Advances of the purchase of subsidiaries (1)	-	-	-	-	Ps. -	10,039,254	Manufacturing and trading of bakery products	-	-	-	-
Total					Ps. -	10,039,254					

(1) See Note 24 to the unconsolidated financial statements of Compañía de Alimentos Fargo S.A..

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Balance Sheet as of December 31, 2001 and 2000
Other Consolidated Investments

Schedule D

Principal account and characteristics	Net book value as of December 31, 2001 *(Pesos)*	Net book value as of December 31, 2000 *(Pesos)*
Current		
Time Deposits Ps.	-	759,071
Mutual fund in Ps.	-	1,949,168
Total Current Other Investments	**-**	**2,708,239**
Non-Current		
Properties - Net carrying value	153,534	156,174
Total Non-Current Other Investments	**153,534**	**156,174**
Total	**153,534**	**2,864,413**

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the years ended December 31, 2001 and 2000
Consolidated Provisions

Schedule E

Items	Value at the beginning of the year (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Additions for the year (Pesos)	Deductions for the year (Pesos)	Balance as of December 31, 2001 (Pesos)	Balance as of December 31, 2000 (Pesos)
Deducted from assets						
Allowance for doubtful accounts (2)	2,225,898	27,979	(1) 5,000,568	(185,280)	7,069,165	2,225,898
Obsolescence / slow moving reserve	57,031	-	-	(55,208)	1,823	57,031
Allowance for assets tax	-	109,849	4,657,942	-	4,767,791	-
Subtotal	**2,282,929**	**137,828**	**9,658,510**	**(240,488)**	**11,838,779**	**2,282,929**
Included under non-current liabilities						
Provisions for lawsuits	2,125,251	35,897	464,084	(350,298)	2,274,934	2,125,251
Subtotal	**2,125,251**	**35,897**	(1) **464,084**	**(350,298)**	**2,274,934**	**2,125,251**
Total as of December 31, 2001	**4,408,180**	**173,725**	**10,122,594**	**(590,786)**	**14,113,713**	**-**
Total as of December 31, 2000	**3,731,369**	**13,506**	**1,137,301**	**(473,996)**	**-**	**4,408,180**

(1) Ps. 2,910,858 are included in "Extraordinary Results" and Ps. 2,089,710 in Schedule H.
(2) See Note 24 to the unconsolidated financial statements of Compañía de Alimentos Fargo S.A..

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the years ended December 31, 2001 and 2000
Consolidated Cost of Sales

Schedule F

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
Inventory balance at the beginning of the year	3,496,082	3,852,571
Additions due to the acquisition of subsidiaries	19,824	27,675
Plus:		
Purchases for the year	36,507,521	39,530,676
Production expenses (Schedule H)	32,919,150	30,628,452
Less:		
Inventory balance at the end of the year (Note 8)	(2,902,501)	(3,496,082)
Cost of sales	**70,040,076**	**70,543,292**

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Balance Sheet as of December 31, 2001 and 2000
Consolidated Foreign Currency Assets and Liabilities

Schedule G

	December 31, 2001				December 31, 2000			
	Type and amount of foreign currency		Current exchange rate (1)	Amount in local currency *(Pesos)*	Type and amount of foreign currency		Current exchange rate (2)	Amount in local currency *(Pesos)*
ASSETS								
Current Assets								
Cash and banks	US$	92,817	1	92,817	US$	217,452	1	217,452
Accounts receivable, net	US$	245,529	1	245,529	US$	245,886	1	245,886
Other receivables	US$	83,613	1	83,613	US$	1,669,592	1	1,669,592
Total Current Assets				**421,959**				**2,132,930**
Non-Current Assets								
Other receivables	US$	8,670	1	8,670	US$	18,670	1	18,670
Advances to suppliers (purchase of property, plant and equipment)	US$	99,583	1	99,583	US$	105,373	1	105,373
Total Non-Current Assets				**108,253**				**124,043**
Total Assets				**530,212**				**2,256,973**
LIABILITIES								
Current Liabilities								
Accounts payable	US$	1,744,187	1	1,744,187	US$	935,834	1	935,834
Short-term debt	US$	19,057,233	1	19,057,233	US$	12,776,458	1	12,776,458
Other liabilities	US$	2,483,703	1	2,483,703	US$	245,453	1	245,453
Total Current Liabilities				**23,285,123**				**13,957,745**
Non-Current Liabilities								
Account payable	US$	-	1	-	US$	356,627	1	356,627
Long-term debt	US$	138,000,000	1	138,000,000	US$	146,500,000	1	146,500,000
Other liabilities	US$	74,130	1	74,130	US$	187,310	1	187,310
Total Non-Current Liabilities				**138,074,130**				**147,043,937**
Total Liabilities				**161,359,253**				**161,001,682**

(1) Official exchange rate at December 31, 2001, in accordance with Resolution N° 392 of the National Securities Commission.
(2) Official exchange rate prevailing at December 31, 2000.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Information required under Art, 64, clause (b) of Law 19,550
For the years ended December 31, 2001 and 2000

Schedule H

Item	Total as of December 31, 2001 (Pesos)	Production cost (Pesos)	General and Administrative Expenses (Pesos)	Selling Expenses (Pesos)	Total as of December 31, 2000 (Pesos)
Fees and payments for services	6,286,649	2,062,889	2,991,022	1,232,738	5,763,034
Salaries and wages	27,365,746	13,719,967	4,346,555	9,299,224	26,865,930
Social security contributions	4,587,789	2,407,293	660,532	1,519,964	4,895,136
Travel and other employee expenses	2,515,370	890,319	551,857	1,073,194	2,211,475
Freight and transportation	10,322,998	34,909	4,430	10,283,659	9,638,010
Advertising and promotion	13,849,226	-	-	13,849,226	10,684,201
Insurance	365,682	104,999	87,362	173,321	410,637
Import and export expenses	208,756	5,567	-	203,189	257,361
Security services	844,481	522,808	56,884	264,789	829,810
Electricity, fuel, maintenance and repairs	5,494,556	3,806,856	652,121	1,035,579	5,303,436
Taxes and contributions	3,357,021	1,350,296	790,431	1,216,294	2,829,346
Depreciation of fixed assets	9,338,138	6,340,064	1,181,708	1,816,366	9,033,353
Amortization of intangible assets	22,756,314	138,715	20,389,243	2,228,356	14,886,553
Depreciation of other assets	271,939	-	-	271,939	140,815
Defaulting debtors	2,089,710	-	-	2,089,710	672,624
Lawsuits	464,084	316,229	32,735	115,120	456,637
Leases	1,391,709	416,894	158,313	816,502	1,615,761
Other	1,666,424	801,345	423,805	441,274	952,727
Total as of December 31, 2001	**113,176,592**	**32,919,150**	**32,326,998**	**47,930,444**	**-**
Total as of December 31, 2000	**-**	**30,628,452**	**26,453,514**	**40,364,880**	**97,446,846**

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
for the years ended December 31, 2001 and 2000

1. BRIEF COMMENTS ON THE ACTIVITIES OF THE COMPANY

This analysis should be read in conjunction with the December 31, 2001 and 2000 financial statements of the Company, which have been prepared following the provisions of General Resolution No. 368/01 issued by the National Securities Commission.

The Company recorded net sales for \$ 133.4 million during the year ended December 31, 2001, 4.0% less than in the prior year. This decrease, of around \$ 5.6 million, was the result of the drop in loaf bread, buns and others mainly attributable to the effect that the overall economic situation is having on the industry in general.

However, sales of ultra-frozen products went up due to a greater demand for this type of products, which have significant potential growth.

Operating expenses (cost of goods sold and administrative and marketing expenses) during 2001 were around \$ 150.3 million, compared to \$ 137.4 million in the prior year, a 9.4% increase.

The main factors which had an influence on operating expenses are:

- Higher advertising and product placement charges, which totaled \$ 13.8 million in 2001, \$ 3.2 million more than in the prior year. This increase is basically due to higher discount percentages granted to supermarkets, under the new agreements signed with them, and also to actions taken to create awareness of the ***Fargo*** brand by launching a new commercial through mass media.

- Higher intangible asset amortization expenses, due to the accelerated amortization of goodwill forming part of the initial investment, as a result of evaluations carried out this year (Note 4.g).

- Tax, rates and contribution expenses increased \$ 0.5 million compared with the year 2000. This increase is mainly due to a new tax on bank current account debits and credits, which was enacted in April 2001.

- The charge for updating the allowance for bad debts increased \$ 1.4 million, due to the economic situation in Argentina already mentioned.

Financial losses generated by liabilities totaled \$ 22.1 million in 2001, which is 9.8% less than the \$ 24.5 million recorded in the prior year. The decrease in these expenses is mainly attributable to the schedule to reduce the tax on Negotiable Obligation interest as from January 1, 2001 to be repealed effective July 1, 2002, as well as to Decree 1054/01, dated August 22, 2001 (Note 30 to the individual financial statements).

Other income and expenses totaled \$ 3.5 million during the present year, which is \$2.1 million more than the \$1.4 million recorded last year. This fluctuation is due to a higher charge for severance indemnities associated with the severe restructuring implemented.

The charge to income for the tax on minimum notional income is due to the fact that the Company considers that offsetting of this tax against income tax to be generated within the terms set by Law 25.360, as amended, is uncertain (Note 4.j).

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
for the years ended December 31, 2001 and 2000

The extraordinary income/(loss) line includes the allowance for the impaired value of the investment in Sacaan, as well as the allowance for balances due from that Company (Note 24 to the individual financial statements).

2. BALANCE SHEET STRUCTURE

	At 12.31.01 *(Pesos)*	At 12.31.00 *(Pesos)*	At 12.31.99 *(Pesos)*	At 12.31.98 *(Pesos)*
Current Assets	26,648,512	40,481,319	33,670,396	32,126,694
Non-Current Assets	196,739,341	229,600,097	236,759,776	234,346,704
Total	223,387,853	270,081,416	270,430,172	266,473,398

	At 12.31.01 *(Pesos)*	At 12.31.00 *(Pesos)*	At 12.31.99 *(Pesos)*	At 12.31.98 *(Pesos)*
Current Liabilities	59,635,517	42,989,107	46,872,496	26,853,962
Non-Current Liabilities	140,525,635	149,341,554	122,026,670	132,849,893
Subtotal	200,161,152	192,330,661	168,899,166	159,703,855
Shareholders' Equity	23,226,701	77,750,755	101,531,006	106,769,543
Total	223,387,853	270,081,416	270,430,172	266,473,398

3. INCOME AND EXPENSE STRUCTURE

	For the year ended 12.31.01 *(Pesos)*	For the year ended 12.31.00 *(Pesos)*	For the ended 12.31.99 *(Pesos)*	For the year ended 12.31.98 *(Pesos)*
Operating profit	(16,915,584)	1,640,989	11,487,332	5,936,777
Other expenses and income, net - (loss)	(3,510,098)	(1,367,587)	(6,114,641)	(807,566)
Financial results, net - (loss)	(22,425,775)	(24,053,653)	(20,611,228)	(20,834,690)
Equity in income of affiliated company - Profit	-	-	-	20,011
Net operating loss	(42,851,457)	(23,780,251)	(15,238,537)	(15,685,468)
Minority interest	-	-	-	(625,215)
Income tax / Minimum Notional Income tax	(4,657,942)	-	-	(3,014,114)
Ordinary results	(47,509,399)	(23,780,251)	(15,238,537)	(19,324,797)
Extraordinary results	(10,659,930)	-	-	-
Net loss for the year	(58,169,329)	(23,780,251)	(15,238,537)	(19,324,797)

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
for the years ended December 31, 2001 and 2000

4. STATISTICS

Production Line	Production Volume (tons)				Sales Volume (tons)				Domestic Market Sales (tons)				Exports (tons)			
	At 12.31.01	At 12.31.00	At 12.31.99	At 12.31.98	At 12.31.01	At 12.31.00	At 12.31.99	At 12.31.98	At 12.31.01	At 12.31.00	At 12.31.99	At 12.31.98	At 12.31.01	At 12.31.00	At 12.31.99	At 12.31.98
Buns	16,905	18,292	18,689	17,743	15,767	16,868	17,561	16,585	14,664	15,856	16,596	15,687	1,103	1,012	965	898
Sliced Bread	38,475	38,684	40,760	40,534	35,484	35,063	37,243	37,243	34,347	33,985	35,765	35,928	1,137	1,078	1,478	1,315
Frozen Dough	19,491	17,089	12,914	4,980	19,470	17,081	13,581	4,972	17,917	15,891	13,521	4,792	1,553	1,190	60	180
Other Products	12,326	14,515	17,200	16,885	11,765	14,484	15,590	15,974	11,666	14,355	15,425	15,816	99	129	165	158
Total	87,197	88,580	89,563	80,142	82,486	83,496	83,975	74,774	78,594	80,087	81,307	72,223	3,892	3,409	2,668	2,551

5. RATIOS

	At 12.31.01	At 12.31.00	At 12.31.99	At 12.31.98
Current ratio	0.45	0.94	0.72	1.20
Debt-to-Equity	8.62	2.47	1.66	1.50
Ordinary profitability before asset tax/income tax	67.2%	-23.4%	-13.1%	-12.8%

6. BRIEF COMMENT ON THE COMPANY'S PROSPECTS

The Company expects to continue to be the leader in its traditional lines and further develop those launched in recent years, as well as to continue to actively seek to improve its results; to which end it is working to increase its sales, improve the use of its resources and reduce expenses.

Buenos Aires, March 8, 2002

Marcelo Aubone
Vice - President

Compañía de Alimentos Fargo S.A.

Free English translation of Financial Statements
as of December 31, 2001 and 2000 and for the fiscal years
ended December 31, 2001 and 2000 as filed with the CNV
and the Buenos Aires Stock Exchange on March 11, 2001
(Such statements were issued in local currency in accordance with
Argentine generally accepted accounting standards)

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNCONSOLIDATED BALANCE SHEET
as of December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 3)

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
ASSETS		
Current Assets		
Cash and banks (Note 4 and Schedule G)	2,957,577	2,307,479
Investments (Schedule D)	-	2,708,239
Accounts receivable, net (Notes 5, 18 and 20 and Schedules E and G)	17,089,281	26,090,062
Other receivables (Notes 6, 18 and 20 and Schedule G)	2,261,652	4,148,215
Inventories, net (Note 7 and Schedules E)	2,873,111	3,448,920
Other assets (Note 8)	1,229,444	1,117,454
Total Current Assets	26,411,065	39,820,369
Non-Current Assets		
Accounts receivable, net (Notes 5 and 20 and Schedule E)	1,147,602	816,063
Other receivables (Notes 6 and 20 and Schedules E and G)	28,456	5,896,953
Investments (Schedules C and D)	10,188,468	16,789,234
Property, plant and equipment, net (Schedules A and G)	49,487,533	53,852,798
Intangible assets, net (Schedule B)	129,486,586	148,990,215
Other assets (Note 8)	1,438,514	2,018,893
Total Non-Current Assets	191,777,159	228,364,156
TOTAL ASSETS	218,188,224	268,184,525
LIABILITIES		
Current Liabilities		
Accounts payable (Notes 9, 18 and 20 and Schedule G)	26,136,545	23,506,901
Short-term debt (Notes 10 and 20 and Schedule G)	19,057,233	13,291,924
Salaries and social security payable (Notes 11 and 20)	4,936,937	1,823,997
Taxes payable (Notes 12 and 20)	2,731,817	3,210,945
Other liabilities (Notes 13 ,18 and 20 and Schedule G)	2,491,660	315,780
Total Current Liabilities	55,354,192	42,149,547
Non-Current Liabilities		
Accounts payable (Notes 9 and 20 and Schedule G)	122,082	449,112
Long-term debt (Notes 10 and 20 and Schedule G)	138,000,000	146,500,000
Other liabilities (Notes 13 and 20)	45,525	60,790
Provisions (Note 20 and Schedule E)	1,439,724	1,274,321
Total Non-Current Liabilities	139,607,331	148,284,223
TOTAL LIABILITIES	194,961,523	190,433,770
SHAREHOLDERS' EQUITY	23,226,701	77,750,755
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	218,188,224	268,184,525

The accompanying notes and schedules are an integral part of these consolidated financial statements.

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A.To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNCONSOLIDATED STATEMENT OF OPERATIONS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 3)

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Net sales (Note 14)	131,613,684	136,699,936
Cost of sales (Schedule F)	(71,003,171)	(70,859,825)
Gross profit	60,610,513	65,840,111
Selling expenses (Schedule H)	(45,606,727)	(37,710,480)
General and Administrative expenses (Schedule H)	(31,621,322)	(25,523,904)
Operating (loss)/profit	(16,617,536)	2,605,727
Equity in loss from controlled companies (Note 19)	(1,035,339)	(1,467,843)
Other expenses and income, net (Note 15)	(3,152,699)	(994,692)
Financial results, net (Note 16):		
Generated by assets	23,591	408,419
Generated by liabilities	(22,069,474)	(24,331,862)
Net loss before minimum notional income tax	(42,851,457)	(23,780,251)
Minimum notional income tax (Schedule E)	(4,657,942)	-
Ordinary loss	(47,509,399)	(23,780,251)
Extraordinary Results (Note 24 and Schedules B and E)	(10,659,930)	-
Net loss for the year	(58,169,329)	(23,780,251)

The accompanying notes and schedules are an integral part of these consolidated financial statements.

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A.To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 3)

	Shareholders' Contributions						
	Common stock (Note 17) *(Pesos)*	Irrevocable contributions *(Pesos)*	Paid-in capital *(Pesos)*	Total *(Pesos)*	Accumulated deficit *(Pesos)*	Total Shareholders' Equity as of December 31, 2001 *(Pesos)*	Total Shareholders' Equity as of December 31, 2000 *(Pesos)*
Balances at the beginning of the year	124,011,990	10,000,000	4,312,803	138,324,793	(60,574,038)	77,750,755	101,531,006
Irrevocable contributions on account of future issues of shares (Note 17)	-	3,645,275	-	3,645,275	-	3,645,275	-
Net loss for the year	-	-	-	-	(58,169,329)	(58,169,329)	(23,780,251)
Balances at December 31, 2001	124,011,990	13,645,275	4,312,803	141,970,068	(118,743,367)	23,226,701	-
Balances at December 31, 2000	124,011,990	10,000,000	4,312,803	138,324,793	(60,574,038)	-	77,750,755

The accompanying notes and schedules are an integral part of these financial statements.

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A.To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 3)

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
CHANGES IN FUNDS		
Funds at the beginning of the year	5,015,718	2,951,274
(Decrease)/Increase in funds	(2,058,141)	2,064,444
Funds at the end of the year	2,957,577	5,015,718
CAUSES OF CHANGES IN FUNDS		
Net loss for the year	(58,169,329)	(23,780,251)
Plus: Items not entailing the use of funds		
Depreciation of property, plant and equipment	8,787,802	8,430,754
Equity in loss from controlled companies	1,035,339	1,467,843
Net book value of other assets sold	11,572	91,772
Net book value of other assets decreases	200,100	-
Net book value of property, plant and equipment decreases	22,987	6,664
Net book value of property, plant and equipment sold	55,572	656,913
Amortization of intangible assets	31,672,967	16,369,029
Accrued salaries and social security pending payment	2,023,497	908,870
Indemnities pending payment	1,613,215	204,988
Increase in provision for lawsuits	388,051	270,667
Increase in allowance for doubtful accounts	4,805,760	629,953
Minimum notional income tax	4,657,942	-
Accrued interest pending payment	7,066,019	7,291,924
Accrued tax on corporate indebtedness	319,451	1,099,221
Depreciation of other assets	113,602	77,464
Holding loss/(gain) on inventories	304,127	(68,119)
Interest receivable	-	(109,817)
Gain from the sale of property, plant and equipment in installments	(74,183)	-
Other	85,824	4,882
Changes in assets and liabilities		
Accounts payable	2,392,695	55,679
Accounts receivable	2,841,640	(7,628,155)
Other receivable	3,006,291	(794,860)
Inventories	271,682	371,346
Other assets	56,039	(363,526)
Salaries and social security payable	(523,772)	(2,519,314)
Taxes payable	(798,579)	(1,095,143)
Provision for lawsuits	(222,648)	(141,436)
Other liabilities	(125,260)	(193,150)
Total of funds provided by operating activities	11,818,403	1,244,198
Funds (used in) provided by investing activities		
Acquisition of property, plant and equipment	(4,511,800)	(4,794,019)
Expenses on intangible assets	(2,061,225)	(4,007,771)
Acquisition of subsidiaries	(846,870)	(1,128,532)
Irrevocable contributions	(310,000)	-
Advances for the purchase of shares	-	(3,290,153)
Total of funds used in investing activities	(7,729,895)	(13,220,475)
Funds (used in) provided by financing activities		
Increase in loans	-	33,500,000
Loans to companies under article 33 Law 19,550	-	(569,647)
Irrevocable contributions	3,645,275	-
Settlement of loans	(9,791,924)	(18,889,632)
Total of funds (used in) provided by financing activities	(6,146,649)	14,040,721
(Decrease)/Increase in funds	**(2,058,141)**	**2,064,444**

The accompanying notes and schedules are an integral part of these financial statements.

Supplemental cash flows information	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
Non-cash financial activities		
- Conversion of accounts receivable into irrevocable contributions	1,005,812	1,160,000
- Conversion of other receivables into irrevocable contributions	94,188	-
- Sale of other assets in installments	-	52,565
- Advances granted at 12.31.00 and at 12.31.01 applied to the purchase of subsidiaries	10,039,254	1,865,857
- Debt for the acquisition of subsidiaries	2,259,836	-
- Sale of property, plant and equipment in installments	86,198	12,227
- Liabilities deducted from the purchase price of the subsidiary	3,370,057	-
- Decrease in accounts receivable through additions of property, plant and equipment	-	37,922

See separate Auditor's report dated
March 8, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A.To. 68 - Fo. 134

Marcelo Aubone
Vice - President

COMPAÑIA DE ALIMENTOS FARGO S.A.
NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government declared default on external debt payments.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002, Decree 260 (Exchange Regime) dated February 8, 2002, and Decree 410 (Restructuring of the financial system) dated March 1, 2002, that modified some of the measures included on Law N° 25561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these financial statements.

Some of the measures taken by the Government, in force at the date of issuance of these financial statements, and related effects on the Company's financial position are described below.

Exchange system

On January 6, 2002 a dual currency system has been instituted. Certain transactions that qualify under the Government regulations (basically imports and exports) would be at an official exchange (fixed) rate of $ 1.4 per US$ 1. All other transactions would be at the free floating market exchange rate. On January 11, 2002, Banco Naci6n Argentina published its first free market rate at $ 1.6 per US$ 1 (ask) and $ 1.4 per US$ 1 (bid).

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted. Banco Central de la República Argentina is entitled to regulate currency system operations and should approve certain transfers of foreign currency abroad.

Bank deposits

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. In addition, the owners of these deposits can elect to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and (Resolution No. 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), as of December 31, 2001 receivables and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency.

As of December 31, 2001, the Company has recorded receivables and liabilities denominated in foreign currencies as follows:

d) Checking accounts with Argentine Banks:

	Currency	Amount in foreign currency
Assets		
Cash and Banks	US$	7,258
Total		**7,258**

e) Receivables and liabilities with local customers and suppliers:

	Currency	Amount in foreign currency
Current Assets		
Other receivables	US$	63,957
Non Current Assets		
Other receivables	US$	8,670
Advances to suppliers	US$	583
Total		**73,210**
Current Liabilities		
Accounts payable	US$	1,241,541
Other liabilities	US$	2,259,836
Total		**3,501,377**

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

f) Deposits and debts with foreign banks. Receivables and liabilities with foreign customers and suppliers:

	Currency	Amount in foreign currency
Current Assets		
Cash and Banks	US$	34,692
Trade Accounts Receivable	US$	1,833,494
Other Receivables	US$	8,614
Non current Assets		
Advances to suppliers	US$	99,000
Total		**1,975,800**
Current Liabilities		
Accounts payable	US$	298,144
Loans	US$	19,057,233
Non current liabilities		
Loans	US$	138,000,000
Total		**157,355,377**

The measures adopted by the Government, detailed in preceding paragraphs, applying exchange rates prevailing at february 28, 2002 of $ 2.05 / 2.15 per US$ 1 – ask/bid rates – will have an estimated impact on the Company's financial position as of December 31, 2001, of $ 178,880,133 (exchange loss). The effects of devaluation, together with other measures adopted, will be recorded in subsequent period's financial statements.

The Company is taking a variety of actions as a result of the present recession and to attempt to limit the negative impact on ongoing operations.

The impact generated by measures adopted to date by the Government on the financial position of the Company as of December 31, 2001 was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read under the light of circumstances herein described.

The Company is highly leveraged. As of December 31, 2001, the Company's total indebtedness was $ 157,057,233, including U.S. dollar denominated debt payable to entities abroad of US$ 30,432,233, and foreign debt to bonds holders of US$ 126,625,000 (including capital and interest at the end of the year). The Company 's debt service obligations in 2002 amount to US$ 19,057,233.

The Company incurred net loss of $ 58,169,329 in the year ended 2001. In addition, the Company generated working capital deficit of $ 28,943,127 and has an accumulated deficit of $ 118,743,367 as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has begun a process to address its highly leveraged capital structure. and expects to be able to reschedule its short and long-term financial debt. While the Company believes that there are certain alternatives available, there can be no assurance that the Company will be successful in implementing any such alternatives or that any such alternatives, if implemented, will enable the Company to meet its obligations.

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued):

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not included any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, requiring it to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than those of the normal course of its business.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required and/or the restructuring of its liabilities, as well as being dependent on a recovery in demand in the short term in order to reverse the loss situation mentioned above, and also on the Company's ability to absorb amortization of goodwill, depreciation of fixed assets, as well as to generate the necessary cash flows to continue the normal course of business.

Note 2: Financial Statement Presentation

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores ("CNV"), the financial statements herein have been prepared pursuant to and following the manner established by the valuation and disclosure standards set forth by Technical Resolutions Nos. 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils in Economic Sciences.

The financial statements as of December 31, 2000 are presented for purposes of comparison, as required under professional accounting standards. In order to present that information in a manner consistent with the financial information for the current period, the financial statements originally issued as of the earlier date have been subjected to some reclassifications.

Note 3: Accounting Principles

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements. These policies have been applied consistently with those of the previous year:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value, including, if applicable, accrued interest at the end of the year.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including, if applicable, accrued interest at the end of the year.

c. Investments

Current:

- Time deposits are valued at cost, plus accrued interest at the end of the year.
- Mutual funds disclosed at their quotation value at the end of the year.

Note 3: Accounting Principles (Continued)

Non-current:

- Equity investments in controlled companies:

  Equity investments in controlled companies have been accounted for using the equity method of accounting, based on their respective financial statements as of December 31, 2001, in accordance with the guidelines of Technical Resolutions N° 5 of the Argentine Federation of Professional Councils in Economic Sciences.

  The Company presents consolidated financial statements at December 31, 2001 together with those of Panificación Argentina S.A.I.C., Enicor S.A., Capital Foods S.A., Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. as supplementary information.

- Investments in other companies - Advances on account of future share purchases:

  The advances recorded under this caption are stated at their face value at the end of the year.

- Properties:

  The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals, less accumulated depreciation, calculated under the straight-line method over an estimated useful life of 50 years.

d. Accounts receivable

Accounts receivable are stated at estimated realizable values, net of the allowance for doubtful accounts which is considered by management to be sufficient to meet any future losses related to uncollectible amounts.

e. Inventories

Inventories are stated at replacement cost and/or production cost at the end of the period, which does not exceed their recoverable values.

f. Property, plant and equipment

Properties:

The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals. The building improvements occurred after such date, have been valued at their historical cost.

Other:

The additions occurred up to August 31, 1995, are recorded at cost, adjusted for the cumulative inflation from the date of acquisition until August 31, 1995. Additions after August 31, 1995 are stated at their historical cost.

In the case of certain fixed assets other than buildings where appraisals were performed prior to the acquisition, the appraised value adjusted for inflation as of August 31, 1995, less accumulated depreciation as of October 31, 1997, was used as the fair value recorded at acquisition date by the Company.

Note 3: Accounting Principles (Continued)

The software line includes the costs that were necessary to implement an integrated SAP R/3 administrative-accounting and management control system. These charges are being amortized following the straight-line method over five years as from the start-up date.

The values of the fixed assets thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method over the estimated useful lives of the related assets, which are specified below:

Assets	Years
Buildings	50
Buildings improvements	10
Machinery and equipment	10
Facilities	10
Computer hardware	5
Software	5
Furniture and Fixture	10
Vehicles	5
Molds, plastic trays, containers, platforms and cases	5
Spare parts	10

The values of the fixed assets, taken as a whole, do not exceed their recoverable value.

g. Intangible assets

Goodwill represents the excess of the purchase price for the companies' shares acquired over the fair value of their net assets.

Such values arose from the Company's (direct and indirect) purchase of shares in Fargo S.A., Pemsa S.A., Panificación Argentina S.A.I.C., Panino S.A., Enicor S.A., Gouguenheim S.A., Distribuidora Argentina de Comestibles S.A.I.C.F.A., Compañía Fegopre de Valores Mobiliarios y Garantía S.A., Fluxinvest S.A., Capital Foods S.A. , Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.

The aforementioned goodwill values are amortized following the straight-line method over a twenty-year period, counted as from the month following that of their capitalization.

The Company makes regular (annual) evaluations of the recoverability of the initial investment based on updated projections. As a result of the evaluations made during the fiscal years 2001 and 2000, the Company decided to reduce the value of the initial investment by Ps. 10,130,000 and 5,059,800, respectively.

Other intangible assets:

- Financing fees and expenses related to bank loan: Represent expenses and fees incurred in relation to the "Bridge Loan" obtained by the Company to issue the negotiable bonds mentioned in Note 23.a. These expenses were fully amortized following the straight-line method over term set for repaying the loan.

  Furthermore, this line also includes the expenses incurred by the "Senior Secured Revolving Credit Agreement" settled on July 27, 2000, as well as those corresponding to the "Amended and Restated Senior Secured Credit Agreement" mentioned in Note 23.b.. These charges are stated at cost and are being amortized on a straight-line method over the life of the related loans.

Note 3: Accounting Principles (Continued)

- Expenses related to negotiable bonds: They correspond to costs and fees incurred in relation to the issuance and registration of negotiable bonds on July 27, 1998 and March 30, 1999. These charges are stated at cost and are amortized following the straight-line method, over the same term of the aforementioned financing (See Note 23.a.).

- Reorganization and development of new projects expenses: They correspond to expenses incurred by the Company regarding its reorganization (purchase of the Company's shares and the merger process). These expenses are stated at cost and were fully amortized following the straight-line method over a three-year period beginning July 1, 1998. In addition, this line includes expenses relating to new projects, which were fully amortized following the straight line method from their implementation.

h. Other assets

- Spare parts:

They are valued at their acquisition cost.

- Inactive Assets:

Assets (mainly machinery) that have been reclassified from Fixed Assets, as they have been withdrawn from use. These assets are valued at their acquisition cost, net of their applicable accumulated depreciation, calculated following the straight-line method based on the estimated useful life of the assets.

- Assets delivered under a loan for use agreement:

They are valued at their acquisition cost, net of their accumulated depreciation calculated under the straight-line method, based on the estimated useful life of the assets.

- Promotional Materials:

Promotional materials are used by the Company to promote and increase the knowledge of the trademark. These assets are valued at their acquisition cost.

The value of other assets, taken as a whole, does not exceed their recoverable value.

i. Provisions for litigation, contingencies and allowances

- Deducted from assets:

The Company booked a bad debt allowance based on the estimated uncollectibility risk and set up an inventory valuation allowance, corresponding to the difference between cost and realizable values.

- Included under liabilities:

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. Provisions have been established to cover losses on litigation matters and other probable contingencies and for which amounts can be reasonably determined, based on the Company lawyer's report.

Note 3: Accounting Principles (Continued)

j. Income tax and tax on minimum notional income ("Impuesto a la Ganancia Mínima Presunta")

As a result of the accumulated tax loss carryforwards, the Company did not recognize an income tax provision at the end of the fiscal year.

Law No. 25,063 enacted a tax on minimum notional income for ten fiscal years. This tax is supplementary to income tax, as while the latter is levied on the taxable net income for the year, the former is levied on the potential income from certain assets at a rate of 1%, and the Company must pay the higher of these two taxes.

Any excess of the tax on minimum notional income over and above income tax in a given fiscal year may be computed as a payment on account of the income tax to arise in the next ten fiscal years, as established by Law No. 25,360 published in the Official Bulletin dated December 12, 2000, thus amending the original term initially set at four fiscal years.

The tax on minimum notional income corresponding to the current fiscal year was considered as a non-current receivable, as shown in Note 6.

The Company periodically evaluates the recoverability of this tax based on updated projections; therefore Compañía de Alimentos Fargo S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. have covered their accumulated tax at December 31, 2001 with an allowance, because they have determined that the possibility of offsetting it with income tax to be generated in the terms mentioned above is uncertain.

k. Results for the year

Profit and loss items are shown in the currency values of the period to which they correspond, except for the charges for assets consumed (fixed asset and other assets depreciation and intangible asset amortization), which were determined based on the values of such assets.

Financial gains/(losses) are shown separately, depending on whether they are generated by assets or liabilities.

l. Statement of cash flows

For purposes of presentation of the Statement of Cash Flow, cash and cash equivalents as well as banks and readily realizable investments are treated as cash. The Company follows the indirect method, which calls for a series of adjustments to the results of the period in order to arrive at the funds generated by operations or used for them.

m. Use of estimates

The preparation of financial statements requires management to make estimates and assessments which affect the amounts of contingent assets and liabilities disclosed at the date of these financial statements, as well as the income and expenses recorded during the year. The Company's management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization charges, the recoverable value of assets, the valuation allowance for inventories and for investments made on account of future acquisitions of shares, the provision for contingencies and taxes. However, the actual future results may differ from the estimates and assessments made at the date of these financial statements.

Note 4: Cash and banks

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Cash (Schedule G)	445,135	671,111
Petty cash	2,597	35,939
Banks in local currency	2,467,895	1,402,070
Banks in foreign currency (Schedule G)	41,950	198,359
	2,957,577	2,307,479

Note 5: Accounts receivable, net

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Trade accounts receivable (Schedule G)	19,685,823	24,372,117
Companies under article 33 Law 19,550 (Note 18 and Schedule G)	1,906,767	1,887,331
Notes receivable	484,974	338,333
Less:		
Allowance for doubtful accounts (Schedule E)	(4,988,283)	(507,719)
	17,089,281	26,090,062
Non-Current		
Notes receivable	408,782	123,644
Debtors under legal proceedings	2,610,951	2,350,890
Less:		
Allowance for doubtful accounts (Schedule E)	(1,872,131)	(1,658,471)
	1,147,602	816,063

Note 6: Other receivables

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Companies under article 33 Law 19,550 (Note 18 and Schedule G)	195,807	1,472,469
Tax credits and withholdings	924,529	1,124,437
Advances to suppliers (Schedule G)	351,084	520,347
Prepaid insurance (Schedule G)	6,772	33,604
Advances to employees	61,126	142,889
Prepaid expenses (Schedule G)	23,527	198,867
Prepaid advertising expenses	-	67,504
Receivables from legal proceedings	90,643	90,643
Other (Schedule G)	608,164	497,455
	2,261,652	4,148,215
Non-Current		
Asset tax credit	4,657,942	5,827,077
Allowance of asset tax credit (Schedule E)	(4,657,942)	-
Other (Schedule G)	28,456	69,876
	28,456	5,896,953

Note 7: Inventories, net

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Goods for resale	223,612	262,725
Finished goods	457,869	378,358
Work in process	142,391	214,516
Raw materials and packaging materials	2,049,076	2,578,591
Subtotal (Schedule F)	2,872,948	3,434,190
Advances to suppliers	163	69,607
Less:		
Valuation allowance of inventories (Schedule E)	-	(54,877)
	2,873,111	3,448,920

Note 8: Other assets

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Spare parts	1,037,053	862,682
Promotional material	123,918	227,610
Other	68,473	27,162
	1,229,444	1,117,454
Non-Current		
Spare parts	812,503	1,092,901
Inactive assets	343,136	634,633
Assets delivered on loan	282,875	291,359
	1,438,514	2,018,893

Note 9: Accounts payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Local suppliers (Schedule G)	20,613,846	18,626,128
Foreign suppliers (Schedule G)	298,144	216,831
Companies under article 33 Law 19,550 (Note 18)	2,318,048	1,209,145
Unbilled by suppliers(Schedule G)	2,906,507	3,454,797
	26,136,545	23,506,901
Non-Current		
Local Suppliers (Schedule G)	122,082	449,112
	122,082	449,112

Note 10: Short-term and long-term debt

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Short-term debt		
Uncollateralized bank debt - Principal amount (Schedule G)	-	2,500,000
Collateralized bank debt – Principal amount (1) (Schedule G)	12,000,000	3,500,000
Collateralized bank debt-Accrued interest (1) (Schedule G)	7,057,233	7,273,125
Uncollateralized bank debt-Accrued interest (Schedule G)	-	18,799
	19,057,233	13,291,924
Long-term debt		
Negotiable bonds-Principal amount (1) (Schedule G)	120,000,000	120,000,000
Collateralized bank debt – Principal amount (1) (Schedule G)	18,000,000	26,500,000
	138,000,000	146,500,000

(1) Details on issuance of negotiable bonds and of the Amended and Restated Senior Secured Credit Agreement are mentioned in Note 23 to the unconsolidated financial statements.

Note 11: Salaries and social security payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Salaries payable	1,228,643	10,882
Social security payable	794,854	897,988
Accrual for vacation and other	1,300,225	710,139
Indemnities to personnel (Note 31)	1,613,215	204,988
	4,936,937	1,823,997

Note 12: Taxes payable

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Minimum notional income tax provision, net	-	778,094
Tax on corporate indebtedness	319,451	1,099,221
VAT payable, net	1,934,097	855,464
VAT withholdings	117,868	157,395
Income tax withholdings	109,164	111,834
Turnover tax payable, net	26,255	35,947
Turnover tax withholdings	78,735	91,436
Other	146,247	81,554
	2,731,817	3,210,945

Note 13: Other liabilities

The breakdown of this caption is as follows:

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Current		
Guarantee deposits received from customers	184,731	290,387
Debt for the acquisition of subsidiaries (Schedule G)	2,259,836	-
Companies under article 33 Law 19,550 (Note 18)	41,700	-
Indemnity agreements payable	3,600	23,600
Other	1,793	1,793
	2,491,660	315,780
Non-Current		
Guarantee deposits received from customers	4,625	16,290
Indemnity agreements payable	37,800	41,400
Other	3,100	3,100
	45,525	60,790

Note 14: Net sales

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Sales of bakery products (1) (Note 18)	130,057,634	135,894,135
Sales of subproducts and other (1)	1,979,931	1,401,090
Exports reimbursements (2)	185,933	-
Less:		
Sales turnover tax	(609,814)	(595,289)
	131,613,684	136,699,936

(1) Net sales are adjusted for discounts and returns, if applicable.
(2) Correspond to the percentage to the percentage of the FOB value of exports, which was established through a Convergence Factor provided by Resolution No. 803/2001 of the Ministry of Economy and Public Works and Utilities, published in the Official Gazette on June 18, 2001, which regulates a temporary regime to foster exports. Furthermore, that line includes exports reimbursements, which under Resolution No. 220/2001, were reinstated for goods exported to Mercosur country members.

Note 15: Other expenses and income, net

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Recovery of expenses	314,180	154,978
Gain from the sale of property, plant and equipment	174,580	451,080
Indemnities to personnel	(2,409,889)	(1,266,417)
Net gain/(loss) on milling services	(453,527)	(13,137)
Other (1)	(778,043)	(321,196)
	(3,152,699)	(994,692)

(1) At December 31, 2001, the net book value of Ps. 193,450 of other unusable assets written off has been included.

Note 16: Financial results, net

The breakdown of this caption is as follows:

	December 31, 2001 Gain / (loss) *(Pesos)*	December 31, 2000 Gain / (loss) *(Pesos)*
Generated by assets:		
Interest income (Note 18)	258,511	293,248
Exchange difference	(4,979)	1,165
Holding (loss)/gain on inventories and others	(229,941)	114,006
	23,591	408,419
Generated by liabilities:		
Interest expense	(19,441,407)	(19,295,777)
Exchange difference	(4,334)	56,215
Amortization of bank charges and loans expenses (Schedule B)	(582,615)	(735,779)
Amortization of expenses on issuance and registration of negotiable bonds (Schedule B)	(769,188)	(769,201)
Tax on corporate indebtedness	(923,137)	(2,999,541)
Other	(348,793)	(587,779)
	(22,069,474)	(24,331,862)
Net financial results	(22,045,883)	(23,923,443)

Note 17: Common stock

As of December 31, 2001, the Capital status was as follows:

Capital	*(Pesos)*	Date	Body	Date of Registration with the Public Registry of Commerce
Subscribed, issued and paid up	12,000	December 22, 1997	Initial Meeting to establish the Corporation	October 3, 1997
Subscribed, issued and paid up	95,048,000	October 30, 1997	Ordinary and Extraordinary Shareholders' Meeting	March 27, 1998
Subscribed, issued and paid up	28,951,980	May 29, 1998	Ordinary and Extraordinary Shareholders' Meeting	July 20, 1998
Subscribed, issued and paid up	10	June 1, 1998	Extraordinary Shareholders' Meeting	January 20, 1999
	124,011,990			

As of December 31, 2001, the common stock of the Company consisted of 12,401,199 ordinary, registered, non-endorsable shares with a face value of Ps.10 each and with one vote each.

On March 30, 2001, Global Foods Co., holding 12,401,198 shares and 63% of another share, transferred in favor of Fargo Holding (Gibraltar), a company organized under the laws of Gibraltar and controlled by the former, all the capital stock held by it in that Company.

On July 27, 2001, the Company's Board of Directors approved an irrevocable capital contribution on account of future share subscriptions for US$ 3,645,275, made on that date by Fargo Holding (Gibraltar), which is the Company's majority shareholder.

Currently the abovementioned shares, owned by Fargo Holding (Gibraltar), representing 99.999997% of the Company's capital stock, are pledged as follows:

- Senior pledge on 85.079% and second degree pledge on 14.92%, according to a loan agreement entered into by the Company, as mentioned in Note 23.b.

Note 18: Companies under Article 33 Law 19,550

The balances and operations with companies under art. 33 Law 19,550 as of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 are as follows:

	December 31, 2001 (Pesos)	December 31, 2000 (Pesos)
ASSETS		
Accounts receivable		
Enicor S.A.	1,665,768	1,864,529
Panificación Argentina S.A.I.C.	229,929	-
Capital Foods S.A.	11,070	22,802
Other receivables		
Global Foods Co. (1)	-	1,283,974
Capital Foods S.A.	188,884	169,142
Panificación Argentina S.A.I.C.	6,923	6,923
Enicor S.A.	-	12,430
Total assets	2,102,574	3,359,800
LIABILITIES		
Accounts payable		
Panificación Argentina S.A.I.C.	2,257,548	1,049,042
Capital Foods S.A.	38,720	160,103
Fresh Food S.A.	21,780	-
Other liabilities		
Fresh Food S.A.	41,700	-
Total liabilities	2,359,748	1,209,145

(1) Controlling company of the majority shareholder of Compañía de Alimentos Fargo S.A..

Note 18: Companies under Article 33 Law 19,550 (Continued)

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
OPERATIONS		
Net sales	4,764,500	4,901,415
Enicor S.A.	2,593,995	3,013,373
Panificación Argentina S.A.I.C.	50,193	18,486
Capital Foods S.A.	23,011	-
Fresh Food S.A.		
Interest from loans		
Global Foods Co. (1).	70,195	103,356
Capital Foods S.A.	1,948	6,461
Other		
Panificación Argentina S.A.I.C.		
Technical advisory services	60,000	60,000
Maintenance and preservation services of property, plant and equipment	182,400	182,400
Enicor S.A.		
(Loss)/gain from the sale of other assets	(6,290)	13,165
Total income	7,739,952	8,298,656
Cost of sales		
Fresh Food S.A.	29,117	-
Capital Foods S.A.	-	36,766
Cost of services received		
Panificación Argentina S.A.I.C.	5,622,840	5,737,972
Capital Foods S.A.	220,873	62,987
Commissions paid		
Panificación Argentina S.A.I.C.	182,694	132,517
Capital Foods S.A.	356,611	32,563
Fresh Food S.A.	103,915	-
Leases		
Fresh Food S.A.	4,000	-
Total expenses	6,520,050	6,002,805

(1) Controlling Company of the majority shareholder of Compañía de Alimentos Fargo S.A..

Note 19: Equity in loss from controlled companies (Art. 33 Law N° 19,550)

Equity in loss of controlled companies (Art. 33 Law N° 19,550) for the years ended December 31, 2001 and 2000 are as follows:

	Panificación Argentina S.A.I.C. *(Pesos)*	Capital Foods S.A. *(Pesos)*	Enicor S.A. *(Pesos)*	Fresh Food S.A. *(Pesos)*	December 31, 2001 *(Pesos)* (1)	December 31, 2000 *(Pesos)*
Gain / (Loss)	290,684	(75,676)	(1,097,841)	(152,506)	(1,035,339)	(1,467,843)

(1) Minority interests (See Schedule C) in the results and net worth of the companies controlled by the Company amount to $ (4) and $ (1), respectively, which as they are immaterial are not disclosed in the Company's consolidated financial statements.

Note 20: Additional information on assets and liabilities

The breakdown of assets and liabilities as of December 31, 2001 is as follows:

ASSETS	Accounts receivable (Pesos)	Other receivables (Pesos)	Total (Pesos)
To mature			
1st quarter 2002	12,825,225	763,384	13,588,609
2nd quarter 2002	161,716	972,423	1,134,139
3rd quarter 2002	95,534	15,910	111,444
4th quarter 2002	73,457	28,542	101,999
More than one year	1,147,602	28,456	1,176,058
Subtotal	14,303,534	1,808,715	16,112,249
No fixed term	71,394	357,667	429,061
Past due	3,861,955	123,726	3,985,681
Total	18,236,883	2,290,108	20,526,991
Not accruing interest	17,578,871	2,290,108	19,868,979
At a fixed rate	658,012	-	658,012
Total	18,236,883	2,290,108	20,526,991

(1) Shown net of the allowance for doubtful accounts.

LIABILITIES	Accounts payable (Pesos)	Short-term and long-term debt (Pesos)	Salaries and social security payable (Pesos)	Taxes payable (Pesos)	Other liabilities (Pesos)	Provisions (Pesos)	Total (Pesos)
To mature							
1st quarter 2002	19,301,021	7,057,233	3,026,942	1,762,409	69,045	-	31,216,650
2nd quarter 2002	1,082,392	4,000,000	482,397	713,398	30,672	-	6,308,859
3rd quarter 2002	128,192	-	121,213	168,923	24,900	-	443,228
4th quarter 2002	9,765	4,500,000	2,467	-	24,900	-	4,537,132
More than one year	122,082	138,000,000	-	-	45,525	1,439,724	139,607,331
Subtotal	20,643,452	153,557,233	3,633,019	2,644,730	195,042	1,439,724	182,113,200
No fixed term	-	-	1,303,918	-	168,350	-	1,472,268
Past due	5,615,175	3,500,000	-	87,087	2,173,793	-	11,376,055
Total	26,258,627	157,057,233	4,936,937	2,731,817	2,537,185	1,439,724	194,961,523
Not accruing interest	25,669,381	7,057,233	4,592,601	717,659	2,537,185	-	40,574,059
At a fixed rate (1)	589,246	120,000,000	344,336	2,014,158	-	1,439,724	124,387,464
At a variable rate (2)	-	30,000,000	-	-	-	-	30,000,000
Total	26,258,627	157,057,233	4,936,937	2,731,817	2,537,185	1,439,724	194,961,523

(1) Negotiable bonds accrue interest at an annual rate of 13.25%.
(2) The loan agreement called "Amended and Restated Senior Secured Credit Agreement" accrues an annual interest rate of 8.25%.

Note 21: Assets collateralizing debt

Further to the information provided in Note 17 in connection with the new loan agreement referred to in Note 23.b, the Company has granted new security in favour of Bankers Trust Company, instead of the earlier security granted to it, as follows:

- Pledge on subsidiaries' shares: senior pledge on the Company's equity interests in its controlled companies Panificación Argentina S.A.I.C., Capital Foods S.A. and Enicor S.A..

To comply with the provisions of the loan agreement, on May 24, 2001, a senior pledge was set up on Fresh Food S.A.'s shares that had been acquired by the Company (Note 28).

- Pledge on trademarks: senior pledge with conveyance on certain trademarks owned by the Company, as well as of its controlled companies Panificación Argentina S.A.I.C. and Capital Foods S.A., for up to US$ 30 million.

- Pledge on Machinery and Mortgages: senior pledges and mortgages with conveyance on certain machinery and properties owned by the Company and its controlled company Panificación Argentina S.A.I.C. for up to US$ 30 million in each case.

As of December 31, 2001, the breakdown of assets subject to a security interest is as follows:

Description	Book value	Institution that grants the loan	Amount owed at 12.31.01	Type of guarantee
Properties	13,440,576	Bankers Trust Company	(2) 30,432,233	Mortgage (3)
Machinery	9,612,863	Bankers Trust Company	(2) 30,432,233	Pledge (3)
Trademarks	(1) -	Bankers Trust Company	(2) 30,432,233	Pledge (3)

(1) As of December 31, 2001 they were fully amortized.
(2) This relates to the new loan agreement for US$ 30 million, plus interest accrued at the end of the year (Note 23.b.).
(3) The principal secured is for up to US$ 30 million for each type of collateral.

Note 22: Guarantees received

a. In connection with the Share Purchase and Sale Agreements for shares of Fargo S.A. and its affiliated companies, dated August 21, 1997 and December 19, 1997, signed between The Exxel Group S.A. or the affiliates it designated ("the purchaser") and Messrs. Carlos F. Preiti, Vicente Sergio Fernández, Nélida Beatriz Piva and Jaques Gouguenheim ("the sellers"), the latter granted a senior pledge in favor of the purchaser covering time certificates of deposit for US$ 9,000,000 for a maximum term of twenty-four months to indemnify the purchaser for any cost resulting from any breach of such agreements, if the total amount of such costs were to exceed a minimum amount of US$ 1,300,000 and US$ 500,000, respectively.

   As the above-mentioned time limit expired on June 20, July 4 and October 3, 2000, Global Foods Co. authorized the escrow banks to release the guarantees in favor of the sellers, on the understanding that these claims are due, in some cases, to the normal course of business and that their costs were to be assumed by the Company. At the date of these financial statements, the amount guaranteed had been reduced to US$ 200,000.

Note 22: Guarantees received (Continued)

b. On December 21, 2000, Compañía de Alimentos Fargo S.A. and the former shareholders of Capital Foods S.A. signed an agreement, under which the latter guarantee possible payments, if the Company and its subsidiary were to pay the amounts resulting from certain legal claims started before the transfer of shares performed on March 8, 2000. The guarantee was set up by signing a promissory note for US$ 145,000 and a time deposit of US$ 75,000, which at its due date was deposited in a savings account open for that purpose in the name of the Notary Public involved.

Note 23: Status of the Financial Debt (Negotiable Bonds and Loan Agreement)

a. On July 27, 1998, the Company issued non-convertible negotiable bonds pursuant to Law No. 23,576 and amendments for a total amount of US$ 120 million, the principal of which will be redeemed on August 1, 2008. The negotiable bonds accrue interest at a rate of 13 1/4% per annum payable semi-annually in arrears on August 1 and February 1 of each year, commencing on February 1, 1999.

As a result of this issuance of negotiable bonds, Compañía de Alimentos Fargo S.A. undertakes, the following obligations, among others:

- Certain restrictions on the distribution of dividends;
- Certain restrictions and limitations on indebtedness by the Company and its subsidiaries and
- Certain restrictions on capital investments made by the Company and its related companies.

The Company used the proceeds from the issuance of the negotiable bonds mainly for the settlement of the liability related to the Senior Loan known as the "Senior Secured Bridge Loan Agreement" with BT Alex. Brown Incorporated, acting as arranger, Bankers Trust Company, acting as agent bank and other banks as lenders under the Senior Loan, for a principal amount of US$ 110 million plus accrued interest at the redemption date.

In accordance with Law No. 25,063, effective January 1, 1999 interest on negotiable bonds is subject to a 15% tax on financial indebtedness. Subsequently, Law No. 25,360, published in the Official Bulletin on December 12, 2000, established a tax rate abatement schedule starting on January 1, 2001 and end to June 30, 2002, up to the final repeal of this tax on July 1, 2002.

As explained above, on October 31, 2001, the Company benefited from certain exemptions established by Decree 1054/01 (Note 30), which refer to exemption from tax on interest paid and tax on corporate indebtedness, established by Law 25.063 as amended.

Because of the Company's difficult economic situation and the deep economic crisis in Argentina as indicated in Note 1, after the closing date the Company failed to pay the interest accrued on negotiable obligations in the amount of US$ 7.9 million, which became due on February 1, 2002. The Company communicated this non-fulfillment to the regulatory agencies in due time and also informed Citibank N.A., as trustee, about its intention to restructure its obligations under the trust agreement in order to reflect Argentina's present prospects and the Company's ability to generate cash flows.

Note 23: Status of the Financial Debt (Negotiable Bonds and Loan Agreement) (Continued)

Because of the circumstances described above, if the Company fails to remedy the non-fulfillment within 30 days, the trustee can, through a written notification to the Company, or the holders of negotiable obligations representing at least 25% of the total principal amount owed can, or the trustee following a written request by such bondholders must, declare the lapsing of all the terms established in the trust agreement and, therefore, all the amounts owed under the trust agreement will become immediately due and payable.

At any time once all the terms have been declared lapsed, as mentioned above, and until the trustee or any of the bondholders obtain a ruling for the payment of the amounts owed under the trust agreement, the bondholders representing the majority of the amounts owed, through a written notification to the trustee and the Company, can revoke such statement and its consequences, provided (i) the Company pays to, or deposits with, the trustee an amount which is sufficient to cover the payment of all interest due, unpaid principal (owed for reasons other than the declaration of lapsing), additional amounts or premiums, if applicable, which may be due and payable plus interest accrued on those amounts and any expenses incurred by the trustee, its agents or advisors, and (ii) all other non-fulfillment, if any, is remedied or waived.

The above does not infringe the bondholders' individual rights, as they are entitled to file a summary lawsuit against the Company to claim payment of the principal, interest, and additional amounts, if any, which may be due and payable under section 29 of the Negotiable Obligations Law.

b. On July 27, 2000, the Company entered into a new renewable loan agreement called "Amended and Restated Senior Secured Credit Agreement" for up to US$ 30 million with Bankers Trust Company (as administrative agent), Deutsche Bank S.A. (as guarantee agent) and Deutsche Bank Securities Inc. (as organizing agent).

This loan fully amends and orders the previous agreement dated March 19, 1999 called "Senior Secured Credit Agreement" for up to US$ 20 million. On July 29, 1999 and January 27, 2000, the funds from this credit line were allocated to the settlement of interest on the negotiable obligations, which became due on August 1, 1999 and February 1, 2000.

The new loan agreement accrues annual interest payable quarterly at a LIBO rate in line with clause 1.6 of the agreement. The loan is repayable in seven semi-annual installments as from August 1, 2001 and ending on May 1, 2004. Early repayments of the loan are allowed at no additional cost, but must be for a principal amount of at least US$ 5 million.

The proceeds of the loan were used for settling the earlier loan for US$ 20 million, as well as for settling the interest on the negotiable bonds maturing on August 1, 2000.

Under the terms of the current loan, the Company has extended the security granted under the earlier agreement in favour of Bankers Trust Company, mentioned in Note 21.

Under the terms of this loan agreement, Compañía de Alimentos Fargo S.A. assumed the responsibilities detailed below, among others:

Note 23: Status of the Financial Debt (Negotiable Bonds and Loan Agreement) (Continued)

- Certain restrictions on the distribution of dividends;

- Certain restrictions and limitations to the Company and its subsidiaries' indebtedness and the maintaining of ratios of indebtedness to results, and compliance with other economic and financial ratios;

- Certain restrictions on the Company's and its subsidiaries' capital investments.

At the end of the year, the Company failed to comply with some economic and financial indicators included in the loan agreement mentioned above, related to minimum EBITDA levels, consolidated interest rate coverage and consolidated indebtedness level, as well as the payment of the first two principal installments for US$ 1.5 million and US$ 2 million, which were due on August 1 and November 1, 2001, respectively.

After the closing date, the Company also failed to comply with the payment of interest on this loan for US$ 650,389, which was due on February 1, 2002.

Because of the market situation and these selective non-fulfillments, the Company is renegotiating the due dates for the principal installments of the loan mentioned above. The Company's Management expects to satisfactorily conclude renegotiation of the terms of the loan and obtain the corresponding waiver from Deutsche Bank and Bankers Trust Company on the understanding that there are no factors that might adversely affect such negotiation. If the Company does not remedy the present situation or does not reach an agreement, the administrative agent (Bankers Trust Company "B.T.") can request the early repayment of the entire loan amount, but this is not yet the case.

The lack of agreement might also affect the original terms for the issue of negotiable obligations described in paragraph a. of this Note, and the principal owed (US$ 120 million) may have to be repaid early.

Note 24: Agreement for the purchase of shares of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. - Future commitments

On December 29, 1999, the Company signed a share purchase and sale agreement for 99.9985% of the corporate capital and votes of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A., a deal which was to be closed subject to the compliance with certain conditions set out in the agreement.

On March 6, 2002, the parties agreed to close the purchase of 99.9985% of the corporate capital and votes of the company mentioned above by the Company, effective as from December 31, 2001.

At December 31, 2001, the amount of advances to the seller totaled US$ 10.8 million. The balance of the price for this acquisition is approximately US$ 5.5 million, which has been capitalized as part of the final purchase price.

As this year the Company continued to suffer the effects of the deep economic recession mentioned in Note 1, it decided to write down the investment made in this company by $ 7,749,072 and set up an allowance of $ 2,910,858 for the balances due from it.

Note 25: Acquisition of Capital Foods S.A.

On December 7, 1999 the Company entered into a share purchase agreement to acquire 100% of the capital stock and votes of Capital Foods S.A., which operates in the "home-made" bakery and confectionery business under the "Antojos" brand.

In March 2000, this transaction was closed when it was approved by the National Court for the Defense of Competition, under Law No. 25,156 dated February 25, 2000. The purchase price for this transaction was US$ 2,820,000 (net of expenses), which was settled in five payments, made on December 7 and 24, 1999, and on January 4, June 7 and December 12, 2000.

On March 8, 2000, the Board of Directors of Capital Foods S.A. approved the transfer of 11,999 shares with a face value of Ps. 1 each and one voting right per share in favor of Compañía de Alimentos Fargo S.A., and 1 share with a face value of Ps. 1 and one voting right in favor of a third party.

Note 26: Agreement covering the assignment of brands and manufacturing services

a. Panificación Argentina S.A.I.C.

On December 28, 1999 the Company entered into an agreement with Panificación Argentina S.A.I.C., to take effect on January 1, 2000, under which the latter transferred the use of its brands, isotypes, logotypes, designs and marketing images to the Company and as a counterpart the Company undertakes to pay it royalties at a given percentage of the net sales of the products marketed under the Panificación Argentina S.A.I.C. brands.

Furthermore, Panificación Argentina S.A.I.C. manufactures foodstuffs at the requirement of the Company for subsequent marketing, and in this respect charges Compañía de Alimentos Fargo S.A. a fee.

b. Capital Foods S.A.

On July 31, 2001, an amendment was made to the agreement signed with Capital Foods S.A. on November 10, 2000, under which the latter authorized the Company to market certain products manufactured by it under the "Antojos" brand, for which the Company must pay a royalty which is calculated as a percentage of the net sales of the products sold under the brand owned by Capital Foods S.A.

c. Fresh Food S.A.

On July 31, 2001, an amendment was made to the agreement signed with Fresh Food S.A. on June 1, 2001, under which the former shall manufacture and market its subsidiary's products, under the "Fresh Food" trademark. The Company will pay a commission on the net sales of the products marketed under such trademark.

Note 27: Irrevocable contributions on account of future issues of shares in subsidiary companies

a. On March 28, 2001 the Company's Board of Directors approved the capitalization in favour of Capital Foods S.A. (subsidiary company) part of the debts which it owed the Company for Ps. 100,000. This capitalization was instrumented as irrevocable capital contributions on account of future share issues and has contributed significantly towards improving the financial position of this subsidiary.

Note 27: Irrevocable contributions on account of future issues of shares in subsidiary companies (Continued)

b. On April 26 and December 27, 2001, the Company made irrevocable capital contributions in Fresh Food S.A. (a subsidiary) on account of future share subscriptions for $ 110,000 and $ 200,000, respectively, to prevent the latter from being encompassed by the provisions of article 206 of the Commercial Companies Law No. 19,550, pursuant to which it would be forced into a capital reduction.

c. On June 27, 2001, the Board of Directors of Compañía de Alimentos Fargo S.A. approved the transformation of certain receivables that the Company had with Enicor S.A. into irrevocable capital contributions for US$ 1,000,000 on account of future issuances of shares.

Note 28: Acquisition of Fresh Food S.A.

On November 17, 2000, the Company entered into a purchase and sale agreement involving 100% of the shares and votes of Fresh Food S.A., a company dedicated to manufacturing sandwiches.

On March 30, 2001, the Company consummated the transaction as a result of the approval granted by the CNDC on February 26, 2001 in accordance with Law No. 25,156. The final purchase price amounted to US$ 192,000, payable in 24 installments monthly and consecutive basis. At December 31, 2001, the amount owed by the Company is US$ 104,000.

Note 29: Mandatory reduction of the corporate capital

At December 31, 2001, the Company's accumulated losses absorb the reserves and 50% of its corporate capital. This situation is governed by article 206 of Law No. 19,550, which provides for the mandatory reduction of the corporate capital.

Therefore, the Company's shareholders will have to take the necessary action in order to overcome the situation mentioned above.

Note 30: Benefit from certain exemptions established by Decree 1054/01

On October 31, 2001, the Official Gazette included the Company as beneficiary of the exemptions granted under Decree No. 1054/01, issued by the Executive Branch on August 22, 2001. These benefits are in force as from the day following publication.

The Decree grants tax benefits to certain economic activities in order to improve their competitiveness and job-generation possibilities. The Decree provides that individuals or entities carrying out certain economic activities, as listed therein, will be entitled to the following benefits:

a. Exemption from Tax on Interest Paid and on Corporate Indebtedness established by Law No. 25,063, as amended.
b. Consideration of the value of the assets used in the economic activity carried out in Argentina and encompassed by the Decree, as non computable for purposes of the Tax on Minimum Notional Income established by Law No. 25,063, as amended.
c. Consideration as input value added tax of employer contributions accrued during the fiscal year and actually deposited at the time of filing the corresponding tax return.

Subsequently, Decree No.1676 published in the Official Gazette on December 20, 2001 suspended the application of point c) above until March 31, 2003.

Note 31: Significant events

Considering that the market recession mentioned in Note 1 has continued to impact the Company's sales during the current year and, therefore, its operating results, the Company's Board is re-defining a strategic business plan, which encompasses a financial and operating restructuring.

Based on the above, the Company decided to re-assign resources in various areas and terminate around 100 employees. This decision would generate an actual cost of approximately $ 1 million, which is covered by an allowance this year.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For years ended December 31, 2001 and 2000
Unconsolidated Property, plant and equipment, net

Schedule A

Principal account	Original Value: At the beginning of the year (Pesos)	Additions (Pesos)	Decreases (Pesos)	Transfers (Pesos)	Reclassifications (Pesos)	Value at the end of the year (Pesos)	Depreciation: Accumulated at the beginning of the year (Pesos)	Decreases (Pesos)	Reclassifications (Pesos)	For the year (1) (Pesos)	Accumulated at the end of the year (Pesos)	Net carrying value as of December 31, 2001 (Pesos)	Net carrying value as of December 31, 2000 (Pesos)
Land	4,205,303	-	-	-	-	4,205,303	-	-	-	-	-	4,205,303	4,205,303
Buildings	13,611,613	110,723	-	513,915	-	14,236,251	2,868,982	-	-	476,661	3,345,643	10,890,608	10,742,631
Machinery and equipment	39,048,120	91,071	(84,285)	582,461	48,675	39,686,042	17,570,905	(74,638)	47,364	3,827,497	21,371,128	18,314,914	21,477,215
Facilities	9,079,536	215,829	(2,294)	56,793	-	9,349,864	3,980,599	(725)	-	899,394	4,879,268	4,470,596	5,098,937
Computer hardware	1,789,981	581,805	-	-	-	2,371,786	758,705	-	-	368,898	1,127,603	1,244,183	1,031,276
Software	7,487,599	771,940	-	274,213	-	8,533,752	1,952,842	-	-	1,555,388	3,508,230	5,025,522	5,534,757
Furniture and fixtures	2,939,278	48,405	(4,125)	43,102	-	3,026,660	1,571,899	(2,592)	-	240,677	1,809,984	1,216,676	1,367,379
Vehicles	2,593,922	-	(725,445)	-	-	1,868,477	2,342,685	(650,189)	-	105,492	1,797,988	70,489	251,237
Molds, plastic trays, containers, platforms and cases	8,994,759	1,008,360	(121,768)	396,503	-	10,277,854	6,084,004	(119,199)	-	1,288,957	7,253,762	3,024,092	2,910,755
Spare parts	260,099	-	-	-	-	260,099	121,510	-	-	24,838	146,348	113,751	138,589
Work in progress	921,088	1,486,071	-	(1,701,716)	-	705,443	-	-	-	-	-	705,443	921,088
Advances to suppliers (2)	173,631	197,596	-	(165,271)	-	205,956	-	-	-	-	-	205,956	173,631
Total as of December 31, 2001	91,104,929	4,511,800	(937,917)	-	48,675	94,727,487	37,252,131	(847,343)	47,364	8,787,802	45,239,954	49,487,533	-
Total as of December 31, 2000	90,651,589	4,831,941	(2,357,109)	-	(2,021,492)	91,104,929	31,962,927	(1,681,305)	(1,460,245)	8,430,754	37,252,131	-	53,852,798

(1) Shown in Schedule H.
(2) See Schedule G.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the years ended December 31, 2001 and 2000
Unconsolidated Intangible Assets, net

Schedule B

Principal amount	Original Value				Amortization				
	At the beginning of the year *(Pesos)*	Additions *(Pesos)*	Reclassifications *(Pesos)*	As of the end of the year *(Pesos)*	Accumulated at the beginning of the year *(Pesos)*	For the year *(Pesos)*	Accumulated as of the end of the year *(Pesos)*	Net carrying value as of December 31, 2001 *(Pesos)*	Net carrying value as of December 31, 2000 *(Pesos)*
Goodwill	170,517,967	10,108,113	-	180,626,080	31,234,809	26,439,606	57,674,415	122,951,665	139,283,158
Fees and expenses re. Bank loans	8,431,042	30,450	-	8,461,492	6,407,776	582,615	6,990,391	1,471,101	2,023,266
Trademarks	100,000	-	-	100,000	86,110	13,890	100,000	-	13,890
Advertising expenses	730,147	-	-	730,147	730,147	-	730,147	-	-
Expenses re. Issuance and registration of negotiable bonds	7,599,619	-	-	7,599,619	1,766,611	769,188	2,535,799	5,063,820	5,833,008
Reorganization and development of new projects expenses	4,344,908	2,030,775	-	6,375,683	2,508,015	3,867,668	6,375,683	-	1,836,893
Total as of December 31, 2001	191,723,683	12,169,338	-	203,893,021	42,733,468	(1) 31,672,967	74,406,435	129,486,586	-
Total as of December 31, 2000	184,018,652	6,976,488	728,543	191,723,683	26,364,439	(2) 16,369,029	42,733,468	-	148,990,215

(1) Ps. 1,351,803 are included in Financial results, net (Note 16), Ps. 22,572,092 in Schedule H, and Ps. 7,749,072 in extraordinary results.
(2) Ps. 1,504,980 are included in Financial results, net (Note 16) and Ps. 14,864,049 in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the years ended December 31, 2001 and 2000
Share interest in other Companies

Schedule C

Issuer and characteristics of the securities	Characteristics: Type	Face value	Number of shares	Quoted market value	Book value as of December 31, 2001	Book value as of December 31, 2000	Information of the issuer (last financial statements as of December 30, 2001): Principal activity	Common stock	Results for the year (01.01.01 / 12.31.01)	Shareholders' Equity	Percentage of votes
Non-current investments Companies Art. 33 Law 19,550											
Panificación Argentina S.A.I.C.	Ordinary	1	2,994,501	-	Ps. 6,514,982	Ps. 6,224,298	Manufacturing and trading of bakery products	2,994,501	176,402	6,400,700	(1) 99.9999%
Capital Foods S.A.	Ordinary	1	11,999	-	Ps. 36,854	Ps. 12,530	Granting of franchising, manufacturing and trading of bakery products	12,000	(91,415)	21,115	(2) 99.9917%
Enicor S.A. (R.O.U.)	Ordinary	M$N (Pesos Uruguayos) 1	113,000	-	Ps. 261,718	Ps. 356,978	Import and trading of bakery products	20,883	(744,166)	615,393	100%
Fresh Food S.A.	Ordinary	1	321,999	-	Ps. 224,153	Ps. -	Manufacturing and trading of bakery products	322,000	(172,222)	204,437	(3) 99.9997%
Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.	Ordinary	10	69,999	-	Ps. 2,997,227 (5)	Ps. -	Manufacturing and trading of bakery products	700,000	-	(4,829,429)	(4) 99.9985%
Other											
Advances for the purchase of subsidiaries	-	-	-	-	Ps. -	Ps. 10,039,254	Manufacturing and trading of bakery products	-	-	-	-
Total					Ps. 10,034,934	Ps. 16,633,060					

(1) The minority interest belongs to a part equal to 0.00099% of 1 share.
(2) The minority interest belongs to 0.0083%.
(3) The minority interest belongs to 0.0003%. Results for a 10 month period, from March 1, 2001 through December 31, 2001
(4) The minority interest belongs to 0.0015%. See note 24.
(5) In calculating the value of this investment, consideration was given to the current value of the assets and liabilities of the subsidiary, therefore increasing the value of the investment by $ 7,826,656.

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unconsolidated Balance Sheet as of December 31, 2001 and 2000
Other Investments

Schedule D

Principal account and characteristics	Net book value as of December 31, 2001 (Pesos)	Net book value as of December 31, 2000 (Pesos)
Current		
Time Deposits Ps.	-	759,071
Mutual Fund in Ps.	-	1,949,168
Total Current Other Investments	**-**	**2,708,239**
Non-Current		
Properties - Net carrying value	153,534	156,174
Total Non-Current Other Investments	**153,534**	**156,174**
Total	**153,534**	**2,864,413**

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the years ended December 31, 2001 and 2000
Unconsolidated Provisions

Schedule E

Items	Value at the beginning of the year (Pesos)	Additions for the year (Pesos)	Deductions for the year (Pesos)	Balance as of December 31, 2001 (Pesos)	Balance as of December 31, 2000 (Pesos)
Deducted from assets					
Allowance for doubtful accounts (Note 24)	2,166,190	(1) 4,805,760	(111,536)	6,860,414	2,166,190
Obsolescence / slow moving reserve	54,877	-	(54,877)	-	54,877
Allowance for assets tax	-	4,657,942	-	4,657,942	-
Total deducted from assets	**2,221,067**	**9,463,702**	**(166,413)**	**11,518,356**	**2,221,067**
Included under non-current liabilities					
Provisions for lawsuits	1,274,321	388,051	(222,648)	1,439,724	1,274,321
Total included under non-current liabilities	**1,274,321**	(2) **388,051**	**(222,648)**	**1,439,724**	**1,274,321**
Total as of December 31, 2001	**3,495,388**	**9,851,753**	**(389,061)**	**12,958,080**	**-**
Total as of December 31, 2000	**2,893,403**	**904,011**	**(302,026)**	**-**	**3,495,388**

(1) Ps. $ 2,910,858 are included in "Extraordinary Results" and Ps. $ 1,894,902 in Schedule H.
(2) Sown in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the years ended December 31, 2001 and 2000
Unconsolidated Cost of sales

Schedule F

	December 31, 2001 *(Pesos)*	December 31, 2000 *(Pesos)*
Inventory balance at the beginning of the year	3,434,190	3,781,206
Plus:		
Purchases for the year	36,076,118	38,868,946
Production expenses (Schedule H)	34,365,811	31,643,863
Less:		
Inventory balance at the end of the year (Note 7)	(2,872,948)	(3,434,190)
Cost of sales	**71,003,171**	**70,859,825**

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unconsolidated Balance Sheet as of December 31, 2001 and 2000
Foreign Currency Assets and Liabilities

Schedule G

	December 31, 2001				December 31, 2000			
	Type and amount of foreign currency		Current exchange rate (1)	Amount in local currency *(Pesos)*	Type and amount of foreign currency		Current exchange rate (2)	Amount in local currency *(Pesos)*
ASSETS								
Current Assets								
Cash and banks	US$	42,957	1	42,957	US$	202,599	1	202,599
Accounts receivable	US$	1,833,494	1	1,833,494	US$	1,960,790	1	1,960,790
Other receivables	US$	72,571	1	72,571	US$	1,664,404	1	1,664,404
Total Current Assets				**1,949,022**				**3,827,793**
Non-Current Assets								
Other receivables	US$	8,670	1	8,670	US$	18,670	1	18,670
Advances to suppliers (purchase of property, plant and equipment)	US$	99,583	1	99,583	US$	105,373	1	105,373
Total Non-Current Assets				**108,253**				**124,043**
Total Assets				**2,057,275**				**3,951,836**
LIABILITIES								
Current Liabilities								
Accounts payable	US$	1,539,684	1	1,539,684	US$	862,758	1	862,758
Short-term debt	US$	19,057,233	1	19,057,233	US$	12,776,458	1	12,776,458
Other liabilities	US$	2,259,836	1	2,259,836	US$	-	-	-
Total Current Liabilities				**22,856,753**				**13,639,216**
Non-Current Liabilities								
Accounts payable	US$	-	1	-	US$	356,627	1	356,627
Long-term debt	US$	138,000,000	1	138,000,000	US$	146,500,000	1	146,500,000
Total Non-Current Liabilities				**138,000,000**				**146,856,627**
Total Liabilities				**160,856,753**				**160,495,843**

(1) Official exchange rate at December 31, 2001, in accordance with Resolution N° 392 of the National Securities Commission.
(2) Official exchange rate prevailing at December 31, 2000.

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unconsolidated Information required under Art. 64, clause (b) of Law 19,550
For the years ended December 31, 2001 and 2000

Schedule H

Item	Total as of December 31, 2001 (Pesos)	Production Cost (Pesos)	General and Administrative Expenses (Pesos)	Selling Expenses (Pesos)	Total as of December 31, 2000 (Pesos)
Fees and payments for services	12,422,716	7,880,605	2,731,682	1,810,429	11,366,781
Salaries and wages	23,723,708	11,195,135	4,192,577	8,335,996	22,810,298
Social security contributions	3,896,046	1,903,476	631,705	1,360,865	4,118,006
Travel and other employee expenses	2,293,751	818,602	481,779	993,370	2,002,286
Freight and transportation	10,198,062	34,909	-	10,163,153	9,457,661
Advertising and promotion	13,520,598	-	-	13,520,598	10,200,606
Insurance	292,190	74,247	82,874	135,069	356,747
Import and export expenses	208,756	5,567	-	203,189	257,361
Security services	651,397	367,505	54,896	228,996	635,034
Electricity, fuel, maintenance and repairs	5,087,358	3,578,176	628,781	880,401	4,868,665
Taxes and contributions	2,736,206	1,039,087	700,400	996,719	2,256,103
Depreciation of fixed assets	8,787,802	5,920,713	1,159,159	1,707,930	8,430,754
Amortization of intangible assets	22,572,092	138,715	20,389,243	2,044,134	14,864,049
Depreciation of other assets	113,602	-	-	113,602	77,464
Defaulting debtors	1,894,902	-	-	1,894,902	629,953
Lawsuits	388,051	251,750	29,407	106,894	270,667
Leases	1,235,592	376,752	148,605	710,235	1,468,358
Other	1,571,031	780,572	390,214	400,245	807,454
Total as of December 31, 2001	111,593,860	34,365,811	31,621,322	45,606,727	-
Total as of December 31, 2000	-	31,643,863	25,523,904	37,710,480	94,878,247

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

AUDITOR'S REPORT

To the President and Directors of
Compañía de Alimentos Fargo S.A.

1. We have audited the balance sheets of Compañía de Alimentos Fargo S.A. as of December 31, 2001 and 2000, as well as the statements of income, of changes in shareholders' equity and cash flows for the years then ended, together with the corresponding notes 1 through 31, schedules A to H. We have also examined the consolidated financial statements of Compañía de Alimentos Fargo S.A with its subsidiaries as of December 31, 2001 and 2000, as well as the consolidated statements of income and consolidated cash flows for the years ended December 31, 2001 and 2000, together with notes 1 through 21 and consolidated schedules A through H, and the Consolidated Summary of Activities, which are submitted as supplementary information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, Resolution 2/02 of the Superintendency of Corporations, as of December 31, 2001 assets and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency. Note 1 details conditions prevailing in Argentine exchange markets at the end of the year and the economic measures issued by the Government to confront the national crisis, some of which may not have been announced at the date of issuance of these financial statements. The impact generated by measures adopted to date by the Government on the financial position of the Company as of December 31, 2001, detailed in Note 1, was calculated on the basis of management's current assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's financial statements may not inform all adjustments that might ultimately result from

these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, the Company's financial statements should be read in the light of these circumstances.

4. As mentioned in Notes 1 and 21 to the consolidated financial statements, because of the market recession and the Company's financial condition, it continued to incur significant losses which have affected its net worth and deteriorated its economic indicators. For these reasons the Company was unable to comply with: a) certain principal and interest due dates and other conditions undertaken under a Financial Loan agreement for US$ 30 million (for which Bankers Trust Company acts as administrative agent and Deutsche Bank Securities Inc. as organizing agent); b) the payment of interest accrued on Negotiable Obligations in the amount of US$ 7.9 million, which became due on February 1, 2002 ; and c) certain economic and financial indicators required by the terms of both the Financial Loan and the Negotiable Obligations. Should the Company fail to correct the situations described, these creditors will be entitled to consider that all established maturity terms have lapsed, demanding accelerated payment of these loans, a situation that has not yet arisen.

5. The accompanying financial statements have been prepared on the basis of accounting principles that assume that the Company will continue as a going concern, especially although not exclusively in relation to the valuation of Fixed Assets and Intangible Assets. The Company incurred a net loss of $ 58,169,329 in the year ended 2001, and recorded a working capital deficiency from operations of $ 28,943,127; accumulated losses total $ 118,743,367 as of December 31, 2001. All of these matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, being obliged to realize its assets and settle its liabilities, including those of a contingent nature, in conditions other than those of the normal course of business. For the above reasons, in order to continue to do business normally, the Company will have to: 1) renegotiate the principal and interest maturities and terms of the financial loans it failed to comply with on the basis of its effective repayment possibilities, preventing the original due dates, based on which these financial statements have been prepared, from lapsing and becoming due and payable forthwith; and 2) continue to take steps to overcome the loss situation and/or request new capital contributions to be able to obtain the necessary funds to comply with all its liabilities and commitments undertaken, and be able to absorb or recover its fixed asset depreciation and the amortization of goodwill and other items capitalized in Intangibles.

6. As mentioned in Note 29 to the financial statements, the Company is encompassed by the provisions of article 206 of the Commercial Companies Law No. 19,550, which provides for the mandatory reduction of capital when accumulated losses account for the reserves plus 50% of the corporate capital.

7. The accompanying financial statements of Compania de Alimentos Fargo S.A. at December 31, 2001 are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions -other than Argentina- where those financial statements are to be used.

8. In our opinion, subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situations described in paragraphs 3, 4, 5 and 6, in order to continue to do business normally of the Company:

   a) the financial statements of Compañía de Alimentos Fargo S.A. present fairly, in all material respects, its financial position at December 31, 2001 and 2000, the results of its operations, the changes in its shareholders' equity and the statements of cash flows for the years then ended, in conformity with professional accounting standards in force in Argentina.

   b) the consolidated financial statements of Compañía de Alimentos Fargo S.A. with its subsidiary present fairly, in all material respects, its consolidated financial position at December 31, 2001 and 2000, the consolidated results of its operations and the consolidated statements of cash flows for the years then ended, in conformity with professional accounting standards in force in Argentina.

9. In accordance with current regulations we report that:

   a) The financial statements mentioned in 1. have been prepared in accordance with the provisions of Laws Nos. 19,550 and 22,903 and Resolution No. 368/01 of the National Securities Commission.

   b) We have read the Consolidated Summary of Activities and we have no comments to make on matters within our field of competence.

   c) At December 31, 2001, the liabilities accrued by Compañía de Alimentos Fargo S.A. in respect of employer contributions and employee withholdings towards the Integrated Pension and Survivors' Benefit System according to the accounting records and returns by the Company, amounted to $ 524.252, which were not due at that date.

Buenos Aires, March 8, 2002

PRICE WATERHOUSE & CO.

by ______________ (Partner)
C.P.C.E. C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben Osvaldo Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 68 - F° 134

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

COMPAÑÍA DE ALIMENTOS FARGO S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

PANIFICACIÓN ARGENTINA S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

ENICOR SOCIEDAD ANÓNIMA

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

CAPITAL FOODS S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

FRESH FOOD S.A.

By: ______________________
Name: Daniel Elizalde
Title: Chief Financial Officer

Dated: March 27, 2002